SECURITIES AND EXCHANGE  COMMISSION

WASHINGTON, D.C. 20549

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Commission File No. 000-31555

Pre-effective Amendment No. 1 to

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUER
Pursuant to Section 12(b) or 12(g)

of The Securities Exchange Act of 1934

BAB, Inc.

(Exact name of registrant as specified in its charter)
As filed with the Securities and Exchange Commission on October 12, 2000.

Delaware	36-4389547
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

8501 W. Higgins Road Suite 320 Chicago, IL 60631

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:

(773) 380-6100

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Common Stock $.001 par value	None

BAB, Inc.

INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN FORM 10-SB BY REFERENCE.

Cross Reference Sheet Between Information Statement and Items of Form 10-SB. The Information Statement is filed with this Form 10-SB as Appendix A to Form 10-SB.

PART I.

Item 1.	Description of Business.

The information required by this item is contained in the sections "Summary," "Risk Factors," "The Distribution" and "Business" of the Information Statement.

The registrant, BAB, Inc., a Delaware corporation, is presently a wholly owned subsidiary of BAB Holdings, Inc., an Illinois corporation ("BAB"). Following the reorganization described in the Information Statement and BAB's Proxy Statement on Schedule 14A filed in definitive form September 15, 2000, and assuming approval by BAB's stockholders of the proposals described in the Proxy Statement, BAB, Inc. will be a wholly-owned subsidiary of BAB, redomesticated as a Delaware corporation, through a merger with a wholly-owned Delaware subsidiary.

Item 2.	Management Discussion and Analysis or Plan of Operation.

The information required by this item is contained in the sections "Summary," "Unaudited Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Information Statement.

Item 3.	Description of Property.

The information required by this item is contained in the section "Business" of the Information Statement.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained in the sections "Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" of the Information Statement.

Item 5.	Directors, Executive Officers Promoters and Control Persons.

The information required by this item is contained in the sections "Summary," "Management--Directors" and "Management--Executive Officers" of the Information Statement.

Item 6.	Executive Compensation.

The information required by this item is contained in the section "Executive Compensation" of the Information Statement.
.

Item 7.	Certain Relationships and Related Transactions.

The information required by this item is contained in the section "Relationship and Agreements between BAB, Inc. and BAB after the Distribution" of the Information Statement.

Item 8.	Description of Securities.

The information required by this item is contained in the section "Description of Capital Stock" of the Information Statement.

PART II

Item 1.	Market Price of and Dividends on the Registrant's Common Equity and Shareholder Matters.

The information required by this item is contained in the sections "The Distribution--Manner of Effecting the Distribution," "Ownership of Certain Beneficial Owners and Management" and "Description of Capital Stock" of the Information Statement.

Item 2.	Legal Proceedings.

The information required by this item is contained in the section "Business--Legal Proceedings" of the Information Statement.

Item 3.	Changes in and Disagreements with Accountants.

None.

Item 4.	Recent Sales of Unregistered Securities.

The information required by this item is not contained in the Information Statement; it is set forth below.

On July 12, 2000, BAB, Inc. issued 2,237,557 shares of its common stock to BAB, which is and will be the sole stockholder of BAB, Inc. until the distribution has been completed. The issuance of these shares was a transaction exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof.

Item 5.	Indemnification of Directors and Officers.

The information required by this item is contained in the section "Limitation on Liability and Indemnification of Officers and Directors" of the Information Statement.

PART F/S

The information required by this item is contained in the "Financial Statements" of the Information Statement.

PART III

Item 1.	Index to Exhibits.

See Part III, Item 2, below.

Item 2.	Description of Exhibits.

2.1 Certificate of Incorporation of BAB, Inc. *
2.2 Bylaws of BAB, Inc. *

*  Filed on September 18, 2000 as part of original filing

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Pre-effective Amendment No. 1 to its Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Michael W. Evans
Name: Michael W. Evans
Title: President and Chief Executive Officer
October 12, 2000

October 12, 2000

To the Stockholders of BAB Holdings, Inc.

The Board of Directors of BAB Holdings, Inc. has authorized a distribution to the BAB Holdings, Inc. stockholders of all of the outstanding shares of BAB, Inc., a wholly owned subsidiary of BAB Holdings, Inc. The distribution will be made on or about October 18, 2000, to holders of record of BAB Holdings, Inc. common stock at the close of business on October 17, 2000.

The distribution of the BAB, Inc. common stock will be made on the basis of one share of BAB, Inc. common stock for each share of BAB Holdings, Inc. common stock held on the record date.

The distribution of the BAB, Inc. stock to the stockholders of BAB Holdings, Inc. is intended to allow BAB Holdings, Inc. and BAB, Inc. to better focus on their respective businesses. The distribution will separate the businesses of BAB Holdings, Inc. and BAB, Inc. in a manner that reflects their different missions and different financial, investment and operating characteristics so that each can pursue business strategies and objectives appropriate to its specific business.

The attached Information Statement is provided to you solely for informational purposes. It contains important information about the distribution, as well as BAB, Inc. financial and other business information. No action is being requested of you. If you hold shares of BAB Holdings, Inc. common stock on the record date you will receive your shares of BAB, Inc. stock in the distribution.

Michael W. Evans
President and Chief Executive Officer

INFORMATION STATEMENT--FOR INFORMATION ONLY
Common Stock
(par value $.001 per share)

BAB, Inc., a wholly owned subsidiary of BAB Holdings, Inc., is furnishing this information statement in connection with its spin-off from BAB Holdings, Inc. BAB Holdings, Inc. will make the spin-off through a distribution to its stockholders of one share of BAB, Inc. common stock for each share of BAB Holdings, Inc., common stock held by the BAB Holdings, Inc. stockholders on the record date for the distribution. The Board of Directors of BAB Holdings, Inc. has fixed the close of business on October 17, 2000 as the record date for the spin-off. BAB, Inc. is mailing this information statement to holders of BAB Holdings, Inc. common stock on or about October 18, 2000.

The spin-off will result in all of the outstanding shares of BAB, Inc. common stock being distributed to holders of BAB Holdings, Inc. common stock on a pro rata basis. BAB Holdings, Inc. stockholders will not pay any consideration for shares of BAB, Inc. common stock. The distribution of the BAB, Inc. stock to the BAB Holdings, Inc. stockholders is scheduled to be made on or about October 18, 2000.

Currently there is no public market for the BAB, Inc. common stock, although a trading market may develop. We are not seeking to list the BAB, Inc. common stock on any stock exchange or on Nasdaq. However, the shares may trade on the Electronic Bulletin Board of the National Association of Securities Dealers, Inc. or in the over-the-counter ("OTC") market.

We have prepared this information statement to provide you with information regarding the pro rata distribution of all issued and outstanding shares of common stock of BAB, Inc., a wholly-owned subsidiary of BAB Holdings, Inc., to common stockholders of BAB Holdings, Inc. ("BAB"). BAB, Inc.'s business will be conducted through its wholly-owned subsidiaries: BAB Operations, Inc., BAB Systems, Inc., My Favorite Muffin Too, Inc., and Brewster's Coffee, Inc. (collectively the "Operating Subsidiaries"). BAB, Inc. was formed on July 12, 2000 and immediately thereafter issued 2,237,557 shares of its common stock to BAB Holdings, Inc., (formerly an Illinois corporation and now re-incorporated in Delaware and renamed Planet Zanett Corporate Incubator, Inc.) in exchange for all outstanding shares of the Operating Subsidiaries, which were then held by BAB Holdings, Inc. The Operating Subsidiaries are all of the restaurant and franchise operations of BAB Holdings, Inc. and will comprise the initial business operations of BAB, Inc.

The shares of common stock will be distributed on or about October 18, 2000 (the "distribution date"), to holders of BAB common stock at the close of business on October 17, 2000 the record date for the distribution (the "record date").

If you are a common stockholder of BAB at the close of business on the record date, you will receive one share of BAB, Inc. common stock for each share of BAB common stock you hold. Certificates for the shares will be mailed on or about the distribution date. If you have any questions regarding the distribution, you may call the BAB's transfer agent, LaSalle National Trust (Attn: Mark Rimkus) at (312) 904-2458.

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Consider carefully the "Risk Factors"  of this information statement.

Distribution of BAB, Inc. common stock is an integral part of the reorganization of BAB Holdings, Inc., which has been approved by a vote of the stockholders of BAB Holdings, Inc. We are not asking you for a proxy and we request that you do not send us a proxy. Also, you are not required to make any payment for the shares of BAB, Inc. common stock.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities of BAB, Inc. or BAB.

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No public market currently exists for the BAB, Inc. common stock and it is anticipated that a very limited public market (if any) will exist after the distribution. We are not seeking to list the BAB, Inc. common stock on any stock exchange or on Nasdaq. However, the shares may trade on the Electronic Bulletin Board of the National Association of Securities Dealers, Inc. or in the over-the-counter ("OTC") market. It is possible that a "when-issued" market may develop on or shortly before the record date and that regular trading may begin on the first business day after the effective date of the distribution.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the BAB, Inc. common stock, or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

We first mailed this information statement to the stockholders of BAB Holdings, Inc. on or about October 18, 2000.

TABLE OF CONTENTS

SUMMARY

Overview
Relationship between BAB, Inc. and BAB After the Distribution
Management
Key Terms of the Distribution
Information Regarding the Distribution
Reasons for Furnishing This Information Statement
Forward-Looking Statements
RISK FACTORS
QUESTIONS AND ANSWERS ABOUT BAB, INC. AND THE DISTRIBUTION
THE DISTRIBUTION
RELATIONSHIP AND AGREEMENTS BETWEEN BAB, INC. AND BAB AFTER
THE DISTRIBUTION
BUSINESS
UNAUDITED PRO FORMA FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
EXECUTIVE COMPENSATION
OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF CAPITAL STOCK
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ANTI-TAKEOVER PROVISIONS
LIMITATION ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS
ADDITIONAL INFORMATION

SUMMARY

This summary highlights selected information from this information statement, but does not contain all details concerning the distribution of the BAB, Inc. common stock to BAB stockholders, including information that may be important to you. To better understand the reorganization of BAB Holdings, Inc., the distribution and the business and financial position of BAB, Inc., you should carefully review this entire document. Additional information concerning the reorganization is found in the proxy statement of BAB Holdings, Inc. concerning the special meeting of the stockholders of BAB Holdings, Inc., held on October 18, 2000 (the "Proxy Statement"). References in this information statement to "BAB, Inc." mean BAB, Inc., and its subsidiaries. References in this information statement to "BAB" mean BAB Holdings, Inc., an Illinois corporation, and its subsidiaries and affiliates prior to the reorganization, and Planet Zanett Corporate Incubator, Inc., a Delaware corporation (the entity resulting from the reorganization) and its subsidiaries and affiliates, after the reorganization.

Overview

As of the distribution date, all of BAB's business related to food, beverage, restaurant and franchising (comprising the Operating Subsidiaries) will have been transferred to BAB, Inc. After the distribution, BAB, Inc.'s business will be conducted through the Operating Subsidiaries, as previously conducted by BAB Holdings, Inc. through the Operating Subsidiaries.

The shares of common stock of BAB, Inc. will be distributed to BAB stockholders on a pro rata basis on or about October 18, 2000.

The distribution of the shares of BAB, Inc. common stock will be effective on the distribution date. BAB's stockholders have voted upon and approved the reorganization of BAB which includes this spin-off of BAB, Inc.

BAB's management believes that separating BAB, Inc. into a separate, strategically focused company will provide the following benefits:

  Develop Focused Business Strategies. BAB's management believes that the spin-off is necessary to allow BAB and BAB, Inc. to each focus its business strategies on the unique characteristics of its business and enable each to compete more effectively in its industry.
  Improve Access to Capital. As separate companies, each with its own management and structure, BAB and BAB, Inc. will not compete with the other for available capital and will be able to directly access the debt and equity markets for the funding necessary to execute its business plans and strategies.

BAB's management has identified the following detriments entailed in separating BAB, Inc. into a separate company:

  Less Diversified Business. Each of BAB and BAB, Inc. will be dependent solely on its own business and will no longer be part of a larger, more diversified company.
  Illiquid BAB, Inc. Stock. It may be difficult for the holders of BAB, Inc. common stock to liquidate their investment because there may be no active public market for these shares.

See "Risk Factors" for a more complete discussion of the risks that you should consider in respect of your ownership of BAB, Inc. common stock.

Relationship between BAB, Inc. and BAB After the Distribution

After the distribution, BAB will focus its efforts on development of Internet-based businesses and will retain responsibility for liabilities and obligations relating to its continuing business, and for general corporate liabilities that are not related to the BAB, Inc. business. After the distribution, BAB will no longer own any BAB, Inc. common stock.

There are no agreements relating to administrative services or support, interlocking management or other ongoing relationships between BAB and BAB, Inc. after the distribution. However, an affiliate of BAB and BAB, Inc. have entered into a Credit Agreement. See "Relationship and Agreement Between BAB, Inc. and BAB after the Distribution."

Management

The executive officers of BAB, Inc. will be the same persons who served as the executive officers of BAB prior to the reorganization. See "Management--Executive Officers".

The BAB, Inc. Board of Directors will consist of 4 persons, including all existing directors of BAB , two of whom are independent directors. See "Management--Directors".

Key Terms of the Distribution

No Stockholder Action Required	No action is required by BAB stockholders to receive BAB, Inc. common stock in the distribution.
You do not need to surrender BAB common stock to receive BAB, Inc. common stock in the distribution.
The number of shares of BAB common stock you own will not change as a result of the distribution.

Record Date	If you are a holder of BAB common stock as of the close of business on the record date (October 17, 2000), you will be entitled to receive BAB, Inc. common stock in the distribution.
Distribution Ratio	You will receive one share of BAB, Inc. common stock for each share of BAB common stock you own as of the close of business on October 17, 2000.
Shares To Be Distributed	All of the BAB, Inc. common stock will be distributed in the distribution. Based on the shares of BAB common stock outstanding as of October 17, 2000, 2,237,557 shares of BAB, Inc. common stock will be distributed.

Mailing Date	The transfer agent will mail BAB, Inc. common stock certificates to BAB stockholders on or about October 18, 2000.

Information Regarding the Distribution

Before the distribution, you should direct inquiries relating to the distribution to:

BAB Holdings, Inc.
8501 West Higgins Road
Suite 320
Chicago, IL 60631
Attn: Michael K. Murtaugh

After the distribution, you should direct inquiries relating to an investment in BAB, Inc. common stock to:

BAB, Inc.
8501 West Higgins Road
Suite 320
Chicago, IL 60631
Attn: Michael K. Murtaugh

After the distribution, the transfer agent and registrar for the BAB, Inc. common stock will be:

LaSalle Bank, National Association
135 South LaSalle Street, Room 1960
Chicago, IL 60603
(312) 904-2458

Reasons for Furnishing This Information Statement

This information statement is being furnished by BAB solely to provide information to BAB stockholders who will receive BAB, Inc. common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of BAB, Inc. or BAB. BAB and BAB, Inc. believe that the information presented in this information statement is accurate as of the date hereof. Changes will occur after the date of this information statement, and neither BAB, Inc. nor BAB will update the information except to the extent required in the normal course of their respective public disclosure practices and as required pursuant to the federal securities laws.

Forward-Looking Statements

We believe that many of the statements included in this information statement, including those under the captions:

  "Summary"
  "Risk Factors"
  "Questions and Answers About BAB, Inc. and the Distribution"
  "The Distribution"
  "Management's Discussion and Analysis of Financial Condition and Results of Operations"
  "Business"

may be forward-looking statements. Forward-looking statements can be identified by the use of forward-looking words, such as "may," "will," "project," "estimate," "anticipate," "believe," "expect," "continue," "potential," "opportunity," or the negative of those terms or other variations of those terms or comparable words or expressions.

All forward-looking statements are inherently uncertain as they are based on our current expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties.

We note that a variety of the risks and uncertainties that we discuss in detail under "Risk Factors" could cause our actual results and experience to differ materially from those expected. Readers are cautioned not to place undue reliance on forward-looking statements in this information statement, which speak only as of the date of this information statement.

RISK FACTORS

You should carefully consider the following risk factors to which the Operating Subsidiaries have been subject in the past, and which currently and in the future may have an impact on BAB, Inc. These risk factors relate to the historical business of BAB Holdings, Inc. (which consisted solely of the operations of the Operating Subsidiaries, i.e., BAB Operations, Inc., BAB Systems, Inc., My Favorite Muffin Too, Inc. and Brewster's Coffee, Inc.) and the anticipated future operations of BAB, Inc. The following risk factors are cautionary statements identifying important factors that could cause actual results to differ materially from those contained in this information statement.

We have experienced operating losses

BAB Holdings, Inc. reported losses from operations of $3,465,000 for the year ended November 28, 1999 and $3,402,000 for the year ended November 30, 1997 and net income of $647,000 for the year ended November 30, 1998. However, BAB, Inc. believes that with a renewed focus on franchising and licensing operations and selected investment in company-owned stores, it will generate revenues sufficient to exceed the expenses necessary to support its operations in the foreseeable future.

We have grown by acquisitions and may continue to do so.

A significant part of the growth in the business of the Operating Subsidiaries is attributable to business acquisitions. Consequently, operating results achieved to date may not be indicative of the results that may be achieved in the future by BAB, Inc. As a result of acquisitions, the business has expanded in geographic area and has added product lines and distribution channels. Any acquisition involves inherent uncertainties, such as the effect on the acquired businesses of integration into a larger organization and the availability of management resources to oversee the operations of the acquired business. The ability to integrate the operations of acquired businesses is essential to the future success of BAB, Inc. There can be no assurance as to BAB, Inc.'s ability to integrate new businesses nor as to its success in managing the significantly larger operations resulting therefrom. Additionally, amortization of intangible assets recorded as a result of the acquisitions will have a significant impact on future operating results.

We have experienced impaired recoverability of intangible assets

The Operating Subsidiaries have recorded significant intangible assets in connection with certain acquisitions. Applicable accounting standards require review of long-lived assets (such as goodwill and other identifiable intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying values of those assets may not be recoverable. In the fourth quarter of 1999, BAB Holdings, Inc. recorded a restructuring charge of $1,600,000. Of this amount, $113,000 related to intangible assets. (See "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and Note 4 of the pro forma financial statements included herein.) While management believes goodwill and other identifiable intangible assets recorded as of November 28, 1999 to be fairly stated, it is possible that additional charges to write down assets will be required in the future. Any such charges could have a material adverse effect on the BAB, Inc. financial results.

We may not be able to manage continued growth

The opening and success of franchised Big Apple Bagels, Brewster's Coffee and My Favorite Muffin stores depends on various factors, including customer acceptance of these concepts in new markets, the availability of suitable sites, the negotiation of acceptable lease or purchase terms for new locations, permit and regulatory compliance, the ability to meet construction schedules, the financial and other capabilities of BAB, Inc. and its franchisees, the ability of BAB, Inc. to successfully manage expansion and to hire and train personnel, and general economic and business conditions. Not all of the foregoing factors are within the control of BAB, Inc.

BAB, Inc. may require the implementation of enhanced operational and financial systems and additional management, operational, and financial resources. Failure to implement these systems and add these resources could have a material adverse effect on its results of operations and financial condition. There can be no assurance that BAB, Inc. will be able to manage expanding operations effectively or that it will be able to attain, maintain, or accelerate growth.

We may have substantial debt and we may not have access to additional capital when we need it

In April 2000, BAB Holdings, Inc. entered into a bank credit facility for $1.4 million. This loan was secured by substantially all of the assets of the company (excluding certain recently acquired assets which are pledged to secure the financing of the acquisition) and included covenants to maintain a minimum net worth of $6 million and a compensating cash balance of $250,000. At May 28, 2000 BAB Holdings, Inc. had borrowed the maximum amount available. As part of the reorganization of BAB Holdings, Inc., the credit facility was replaced by a credit facility (the "Credit Agreement") between BAB, Inc. and an affiliate of BAB. This new Credit Agreement is a two year note with interest payments only until the due date at a rate of 1% over prime.  Early paydown of principal will occur if certain stores owned by the company and identified for sale to franchisees are sold within the two years.

In June 1999 BAB Holdings, Inc. obtained an amortizing loan in the amount of $170,000 from a finance company. Proceeds were used to purchase two stores from a franchisee in Wisconsin. This loan has been assumed by BAB, Inc.

In February 1999 BAB Holdings, Inc. obtained a series of amortizing loans in the amount of $1,350,000 from a finance company. Loan proceeds of $950,000 were used to purchase certain assets of Jacobs Bros. Bagels. An additional $280,000 was used to purchase equipment and fund remodeling required on the units acquired in the purchase. The remaining $120,000 was used to purchase assets from a former franchisee in Colorado. These loans have been assumed by BAB, Inc.

BAB, Inc. believes that its cash flows from current operations will provide sufficient working capital to enable BAB, Inc. to meet operating requirements and compensating cash balance requirements for the foreseeable future, however, it is possible that additional financing will be required. BAB, Inc. does not represent that it will be able to obtain any required additional financing or that such financing, if obtained, will be on terms favorable or acceptable to BAB, Inc. Any future equity financing may result in dilution to holders of the common stock and any future debt financing may reduce earnings. If BAB, Inc. is unable to secure additional financing when needed, it could be required to significantly reduce the scope of its existing operations, or even to discontinue operations.

We are dependent on franchisees

Historically, a significant portion of the revenues of the Operating Subsidiaries consist of initial franchise fees and continuing royalty payments from franchisees. Although the Operating Subsidiaries use established criteria to evaluate franchisees, there can be no assurance that franchisees will have the business ability or access to financial resources necessary to successfully develop or operate stores in a manner consistent with the franchise concepts and standards. Additionally, no assurance can be given that desirable locations and acceptable leases can be obtained by franchisees. If franchisees encounter business or operational difficulties, BAB, Inc.'s revenues will be adversely affected. The poor performance of any franchisee may also negatively impact BAB, Inc.'s ability to sell new franchises. Consequently, at present, BAB, Inc.'s financial prospects are substantially related to the success of the franchise stores, over which the BAB, Inc. has limited control. There can be no assurance that BAB, Inc. will be able to successfully attract new franchisees or that the BAB, Inc.'s franchisees will be able to successfully develop and operate stores.

Although BAB, Inc. monitors franchisees' compliance with ongoing obligations on the basis of weekly revenue, and BAB, Inc.'s standard franchise agreement also grants BAB, Inc. the right to audit the books and records of franchisees at any time, no assurance can be given that all franchisees will operate their stores in accordance with the BAB, Inc.'s operating guidelines and in compliance with all material provisions of the franchise agreement, and the failure of franchisees to so operate their stores could have a material adverse impact on BAB, Inc.'s business. The franchise agreement gives BAB, Inc. the choice of seeking legal remedies, which could be time-consuming and expensive, and terminating the franchisee, which would diminish BAB, Inc.'s revenue until such time, if ever, as a new franchisee replaces the terminated franchisee.

Our industry is highly competitive

The food service industry in general, and the fast food/take-out sector in particular, are highly competitive, and competition is likely to increase. Several prominent bagel chains have reorganized and/or filed bankruptcy in the recent past. BAB, Inc. believes that specialty bagel, muffin and coffee retail businesses are growing rapidly and are likely to become increasingly competitive. BAB, Inc. competes against well-established food service companies with greater product and name recognition and with larger financial, marketing, and distribution capabilities than those of the company, as well as innumerable local food service establishments that offer products competitive with those offered by BAB, Inc. BAB, Inc.'s principal competitors include Bruegger's Bagel Bakery ("Bruegger's"), Einstein/Noah Bagel Corp. ("Einstein") and New World Coffee and Bagel. In addition, other fast-food service providers, such as Dunkin' Donuts and McDonalds, have recently added bagels to their product offerings. Any increase in the number of food service establishments in areas where BAB, Inc.'s or its franchisees' sites are located could have a material adverse effect on the BAB, Inc.'s sales and revenues. BAB, Inc. competes for qualified franchisees with a wide variety of investment opportunities both in the food service business and in other industries. Investment opportunities in the bagel store business include competing franchises offered by Bruegger's, Einstein and New World Coffee and Bagel, as well as operators of individual stores and multi-store chains.

The food service industry is impacted by many external trends and pressures

Food service businesses are often affected by changes in consumer tastes; national, regional, and local economic conditions; demographic trends; traffic patterns; and the type, number, and location of competing restaurants. Multi-unit food service chains, such as BAB, Inc.'s, can also be substantially adversely affected by publicity resulting from problems with food quality, illness, injury, or other health concerns or operating issues stemming from one store or a limited number of stores. Such businesses are also subject to the risk that shortages or interruptions in supply caused by adverse weather or other conditions could negatively affect the availability, quality, and cost of ingredients and other food products. In addition, factors such as inflation, increased food and labor costs, regional weather conditions, availability and cost of suitable sites and the availability of experienced management and hourly employees may also adversely affect the food service industry in general and the company's results of operations and financial condition in particular. Several prominent bagel store franchisors and operators have experienced significant losses in recent years, resulting in several bankruptcies and sales.

We are subject to extensive government regulation

BAB, Inc. is subject to the Trade Regulation Rule of the Federal Trade Commission (the "FTC") entitled "Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures" (the "FTC Franchise Rule") and state and local laws and regulations that govern the offer, sale and termination of franchises and the refusal to renew franchises. Continued compliance with this broad federal, state and local regulatory network is essential and costly, and the failure to comply with such regulations may have a material adverse effect on the company and its franchisees. Violations of franchising laws and/or state laws and regulations regulating substantive aspects of doing business in a particular state could limit the company's ability to sell franchises or subject the company and its affiliates to rescission offers, monetary damages, penalties, imprisonment and/or injunctive proceedings.

We may be unable to recruit or retain qualified personnel

BAB, Inc.'s ability to develop and market its products and to achieve and maintain a competitive market position depends, in large part, on its ability to attract and retain qualified food marketing personnel and franchisees. Competition for such personnel is intense, and there can be no assurance that BAB, Inc. will be able to attract and retain such personnel.

Our trademarks and service marks may be challenged

The trademarks and service marks used by BAB, Inc. contain common descriptive English words and thus may be subject to challenge by users of these words, alone or in combination with other words, to describe other services or products. Some persons or entities may have prior rights to those names or marks in their respective localities. Accordingly, there is no assurance that such marks are available in all locations. Any challenge, if successful, in whole or in part, could restrict BAB, Inc.'s use of the marks in areas in which the challenger is found to have used the name prior to BAB's use. Any such restriction could limit the use of the marks that region and BAB, Inc. and its franchisees may be materially and adversely affected.

Our charter documents and state law contain antitakeover provisions

Certain provisions of the Delaware General Corporation Law (the "Delaware Act") restrict a publicly-held corporation from engaging in a "business combination" with an "interested stockholder" or its affiliates, unless the business combination is approved by the Board of Directors or by a supermajority vote of the stockholders. These provisions of the Delaware Act could delay and make more difficult a business combination even if the business combination could be beneficial to the interests of the BAB, Inc.'s stockholders.

We expect limited trading in our stock and your investment may be illiquid

BAB, Inc. anticipates that its common stock may trade on the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. or in certain local over the counter ("OTC") markets. However, it is possible that no active market will develop, and if a market develops, it may not be sustained. Consequently, the liquidity of the company's securities is likely to be limited, both in the number of shares which can be bought and sold and by delays in the timing of the transactions. In addition, BAB, Inc. expects limited (if any) coverage by security analysts and news media. All of these factors, plus the limited number of BAB, Inc. shares outstanding after the distribution, could make it difficult to sell BAB, Inc. shares and may tend to depress the price of BAB, Inc. shares.

We may be subject to penny stock regulations

In the event BAB, Inc.'s securities are traded on the National Association of Securities Dealers Electronic Bulletin Board, its securities could become subject to the rules and regulations under the Securities Exchange Act of 1934 relating to "penny stocks" (the "Penny Stock Rule"), which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and certain institutional investors. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on the Nasdaq system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). For transactions covered by the Penny Stock Rule, a broker-dealer must, among other things, make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the Penny Stock Rule may reduce the level of trading activity in the secondary market for the company's securities, may adversely affect the ability of broker-dealers to sell the company's securities and may adversely affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market.

The IRS may treat the transaction as taxable

The distribution of the BAB stock to the holders of BAB Common Stock is intended to be a tax-free distribution pursuant to Section 355 of the Internal Revenue Code. BAB will not be seeking a ruling from the Internal Revenue Service ("IRS") to determine whether the IRS will treat the distribution as a tax-free event to BAB and its stockholders. The IRS could challenge BAB's position that the distribution qualifies as a tax-free distribution and deny tax-free treatment, creating a substantial tax liability to BAB's stockholders. If the distribution fails to qualify as tax-free, the distribution of BAB, Inc. stock to the BAB stockholders will be treated as a distribution, taxable to the stockholders as a dividend to the extent of BAB's current and accumulated earnings and profits.

QUESTIONS AND ANSWERS ABOUT BAB, INC. AND THE DISTRIBUTION

What do I have to do to participate in the distribution?	Nothing. No proxy or vote is necessary for the distribution. If you own BAB common stock as of the close of business on the record date, October 17, 2000, shares of BAB, Inc. common stock will be mailed to you or credited to your brokerage account on October 18, 2000. You do not need to return your BAB stock certificates to us to receive BAB, Inc. common stock certificates. You will not receive new BAB stock certificates.

Explain the distribution ratio.	One share of BAB, Inc. common stock will be distributed for each share of BAB common stock you own on the record date.
Is the distribution taxable for United States federal income the tax purposes?	We expect that the distribution will be tax-free to BAB's U.S. stockholders and will have no immediate income tax effect to BAB. See "Risk Factors-Tax Consequences of the Distribution to BAB and BAB's Stockholders" beginning on page 9 and "The Distribution--Material Federal Income Tax Consequences" beginning on page 11, for a more complete discussion of the United States federal income tax consequences of the distribution to holders of BAB common stock.

Will I be paid any dividends on the BAB, Inc. common stock?	BAB, Inc. does not anticipate paying any cash dividends on its common stock in the foreseeable future. See "The Distribution-Dividend Policy".
Where will my shares of BAB, Inc. common stock trade?	At present, there is no public market for common stock and it is not anticipated that any active public market will develop. See "Risk Factors - Trading in the Electronic Bulletin Board or OTC Markets," and "Risk Factors - Penny Stock Regulations." Following the distribution, BAB, Inc. may suspend its obligation to file reports under the Securities Exchange Act of 1934 if it meets applicable reporting exemptions.

Will the distribution affect the trading price of my BAB common stock?	After the distribution, the trading price of BAB common stock may be lower than the trading price immediately prior to the distribution. Moreover, until the market has evaluated the operations of BAB without the business of BAB, Inc., the trading price of BAB common stock may fluctuate.

THE DISTRIBUTION

Background and Reasons for the Distribution

In October, 2000, BAB, Inc.'s parent, BAB, engaged in a reorganization with Planet Zanett Corporate Incubator, Inc. ("PZ"), an Internet business incubator. In the reorganization BAB redomesticated in Delaware, merged with and intends to pursue the historic business of PZ. Prior to the reorganization, all of BAB's historical food, beverage, restaurant and franchising businesses, which were conducted by its four Operating Subsidiaries, were consolidated under BAB, Inc.which serves as a holding company. See "Business - Overview".

Management believes that separating BAB and BAB, Inc. into two separate, strategically focused public companies will provide the following benefits:

Pursuant to the merger agreement between BAB and PZ, prior to the effective time of the merger, BAB will declare a dividend consisting of all of the common stock of BAB, Inc. to holders of BAB Common Stock as of a record date prior to the effective time of the merger, payable as soon as practicable following the effective time of the merger. This dividend will occur after (i) all assets of BAB related to BAB's current business operations and all liabilities of BAB related to its current business operation are transferred to BAB, Inc. and (ii) all subsidiaries of BAB engaged in BAB's current business operations either become wholly-owned subsidiaries of BAB, Inc. or are merged with and into BAB, Inc.

After the distribution, BAB common stockholders will own 100% of BAB, Inc. and approximately 10% of Planet Zanett Corporate Incubator, Inc.

Manner of Effecting the Distribution

On the distribution date, BAB will effect the distribution by delivering all of the outstanding shares of BAB, Inc. common stock to BAB's transfer agent as distribution agent, for distribution to the holders of record of BAB common stock at the close of business on the record date. The distribution will be made on the basis of one share of BAB, Inc. common stock for each share of BAB common stock. It is expected that certificates representing shares of BAB, Inc. common stock will be mailed to BAB stockholders on or about October 18, 2000.

The actual number of shares of BAB, Inc. common stock that will be distributed will depend on the number of shares of BAB common stock outstanding on the record date. The shares of BAB, Inc. common stock will be fully paid and nonassessable, and the holders of such shares will not be entitled to preemptive rights. See "Description of Capital Stock."

The transfer agent and registrar for the BAB, Inc. common stock will be LaSalle Bank, National Association.

Material Federal Income Tax Consequences

We expect that the distribution of the BAB, Inc. stock to the BAB stockholders will qualify as a tax-free spin-off to BAB's U.S. stockholders under the tax-free spin-off provisions of the Internal Revenue Code of 1986 (the "Code") and BAB will have no income tax due as a result of the distribution. No legal opinions or Internal Revenue Service rulings have been requested with respect to these matters.

The discussion set forth below is based on current provisions of the Code, existing regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. No attempt has been made to comment on all federal income tax consequences of the distribution that may be relevant to particular holders, including holders that are subject to special tax rules such as dealers in securities, foreign persons, mutual funds, insurance companies, tax-exempt entities, stockholders who acquire their BAB common stock pursuant to the exercise of employee stock options or otherwise as compensation and holders who do not hold their BAB common stock as capital assets. Holders of BAB common stock are urged to consult their own tax advisors regarding the federal income tax consequences of the distribution in light of their personal circumstances and the consequences under applicable state, local and foreign tax laws.

If the distribution qualifies as a tax-free distribution under the tax-free spin-off provisions of the Code:

  A BAB stockholder should not recognize any income, gain or loss as a result of the distribution;
  A BAB stockholder's aggregate tax basis for his or her BAB common stock on which BAB, Inc. common stock is distributed and the BAB, Inc. common stock received by such stockholder in the distribution should be the same as the basis of BAB common stock held by such stockholder immediately prior to the distribution. A BAB stockholder's aggregate tax basis should be allocated between his or her BAB common stock and BAB, Inc. common stock received in the distribution in proportion to the fair market value of both the BAB, Inc. common stock and BAB common stock on the distribution date;
  A BAB stockholder's holding period for the BAB, Inc. common stock received in the distribution should include the holding period of the BAB common stock on which the distribution is made, provided that such BAB common stock is held as a capital asset by such stockholder on the distribution date.

There are numerous requirements that must be satisfied in order for the distribution to be accorded tax-free treatment under the Code, many of which are fact specific and subjective. If the distribution fails to qualify as a tax-free spin-off under the spin-off provisions of the Code, each BAB stockholder would be generally treated as if such stockholder had received a taxable distribution in an amount equal to the fair market value of the BAB, Inc. common stock received. That distribution would be taxable as a dividend to the extent of each such stockholder's pro rata portion of BAB's earnings and profits, the excess will be a return of such stockholder's basis in such stockholder's stock and the excess, after basis is returned to zero, will be treated as gain from the sale of the stock.

Current United States Treasury regulations require each BAB stockholder who receives BAB, Inc. common stock pursuant to the spin-off to attach to his or her federal income tax return for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability under the tax-free spin-off provisions of the Code to the distribution. BAB will provide the appropriate information to each stockholder who receives BAB, Inc. stock in the distribution.

Dividend Policy

BAB, Inc. currently intends to retain its earnings for use in the operation of its business and therefore does not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination to declare or pay cash dividends will be made by BAB, Inc.'s Board of Directors. The actual amount and timing of dividends, if any, will depend on BAB, Inc.'s financial condition, results of operations, business prospects, capital requirements and such other matters as BAB, Inc.'s Board of Directors may deem relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Distribution Conditions and Termination

It is expected that the distribution will be effective on the distribution date, October 18, 2000, provided that, among other things:

1.	The Registration Statement on Form 10-SB under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed by BAB, Inc. has been declared effective and no stop order relating to the registration statement is in effect;

2.	All necessary permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States in connection with the distribution have been received or have become effective; and

3.	No order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto is in effect.

RELATIONSHIP AND AGREEMENTS BETWEEN BAB, INC. AND BAB AFTER THE DISTRIBUTION

Immediately prior to the distribution, BAB, Inc. will be wholly owned by BAB and, until the distribution, the results of operations and the assets and entities that will constitute BAB, Inc. will be included in BAB's consolidated financial statements. After the distribution, BAB will not have any ownership interest in BAB, Inc., which will be an independent company. See "Ownership of Certain Beneficial Owners and Management."

Following the reorganization of BAB, an affiliate of PZ will make a loan of $1,400,000 to BAB, Inc. which matures November 1, 2000 and which will be used primarily to retire the bank line of credit of BAB Holdings, Inc.  The loan is payable in full two years after funding with quarterly interest payments of prime plus 1%. Early paydown of principal will occur if certain stores owned by the company and identified for sale to franchisees are sold within the two years.

On April 4, 2000, PZ signed a "Letter of Understanding" concerning a merger with a wholly owned subsidiary of BAB Holdings, Inc. According to the "Letter of Understanding", a key element to completion of the merger is the assignment of all assets and liabilities of BAB Holdings, Inc. to  BAB, Inc. Before the proposed merger, BAB Holdings, Inc. has an outstanding indebtedness to CIB Bank of approximately $1.3 million.  This debt will not be assumed by BAB, Inc.  Instead, affiliates of PZ have agreed to provide financing of $1.4 million which will be used primarily to pay off the CIB bank debt of approximately $1.3 million in order to facilitate the merger.

BUSINESS

Overview

BAB, Inc. was incorporated under the laws of the State of Delaware on July 12, 2000 and conducts the business previously conducted by BAB Holdings, Inc, through its wholly-owned subsidiaries: BAB Operations, Inc., BAB Systems, Inc., Brewster's Coffee, Inc., and My Favorite Muffin Too, Inc. (collectively, the "Operating Subsidiaries"). BAB Holdings, Inc. has been reorganized as Planet Zanett Corporate Incubator, Inc. Currently, the Operating Subsidiaries operate, franchise and license bagel, muffin and coffee retail units under the Big Apple Bagels, My Favorite Muffin and Brewster's Coffee trade names. As of August 27, 2000, BAB, Inc. (through the Operating Subsidiaries) had 243 units in operation in 28 states, two Canadian provinces, Egypt and Peru. BAB, Inc. additionally derives income from the sale of its trademark bagels, muffins and coffee through nontraditional channels of distribution including under licensing agreements with Host Marriott Services Corporation (Host Marriott), Mrs. Fields Cookies, Alonti Deli and through direct home delivery of specialty muffin gift baskets and coffee.

The Big Apple Bagels brand franchise and company-owned stores feature daily baked "from scratch" bagels, flavored cream cheeses, premium coffees, gourmet bagel sandwiches and other related products. Licensed Big Apple Bagels units serve the par-baked frozen bagel products, freshly baked daily, and related products. The My Favorite Muffin brand consists of units operating as "My Favorite Muffin," featuring a large variety of freshly baked muffins, coffees and related products, and units operating as "My Favorite Muffin and Bagel Cafe," featuring these products as well as a variety of specialty bagel sandwiches and related products. Brewster's Coffee units are specialty coffee shops featuring a variety of premium arabica bean coffees--freshly brewed or in bulk--and related products. Big Apple Bagels units are concentrated in the Midwest and Western United States, while My Favorite Muffin units are clustered in the Middle Atlantic States and Florida. Brewster's Coffee units are currently located in Ohio. The Brewster's coffee products are featured in all company-owned and many of the franchised units.

BAB has grown significantly since its initial public offering in November 1995 through growth in franchise units, BAB-store development, acquisitions and the development of alternative distribution channels for its branded products. BAB, Inc. intends to continue its expansion through these means in the future. With the acquisition of My Favorite Muffin Too, Inc. (MFM) on May 13, 1997, BAB immediately added 60 franchise and five BAB-operated units. Through this acquisition BAB is leveraging on the natural synergy of distributing muffin products in existing Big Apple Bagels units and, alternatively, bagel products and Brewster's Coffee in existing My Favorite Muffin units. Additionally, in February 1999, BAB acquired eight bagel store units and a commissary doing business as Jacobs Bros. Bagels ("Jacobs Bros.") in Chicago, Illinois. The assets acquired comprised only a portion of the assets of the related group of entities. Most of the units have been converted to BAB-owned tri-branded stores and three will continue to operate under the Jacobs Bros. Bagels trade name.

Properties

Following the distribution, BAB, Inc. will continue to occupy the former principal executive office of BAB Holdings, Inc. in Chicago, Illinois. This office, consisting of approximately 7,300 square feet, is occupied pursuant to a lease expiring in June 2004. BAB, Inc. believes that these facilities will be adequate to meet its needs for the remainder of the term of the lease.  Additionally, the Company leases space for each of its Company-owned stores. Lease terms for these stores are generally for initial terms of five years and contain options for renewal for one or more five-year terms. (See Note 7 to the audited consolidated financial statements included herein.)

Legal Proceedings

A legal dispute exists between BAB Operations, Inc., a subsidiary of the BAB, and the landlord of a Big Apple Bagels store in Cincinnati, Ohio. The landlord claims that BAB Operations, Inc. is in default under the lease and has filed suit in Hamilton County Court on April 19, 2000, seeking termination of the lease. BAB Operations, Inc. denies the allegations and has countersued for reimbursement of capital improvements made by it which it claims were the landlord's responsibility.

A former distributor of the Company, Alliant Food Service, Inc., has filed a lawsuit in the Circuit Court of Cook County against the Cmpany seeking $50,000 in damages relating to a claim for unused inventory following the Company's termination of the distribution agreement.  The Company denies that any amount is owed and is defending the litigation.

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma financial data reflect the distribution as if it had occurred on December 1, 1998 for pro forma income statement data purposes. The unaudited pro forma data reflect the results of operations of BAB, Inc. as if BAB, Inc. operated as an independent entity and BAB, Inc.'s effective income tax rate. Subsequent to the distribution BAB, Inc. does not expect to incur any expenses associated with operating as a stand-alone public company which are materially different from the expenses of BAB Holdings, Inc. and no pro forma adjustments have been made to reflect changes in expense items. However, actual experience may differ. These data do not necessarily reflect the results of operations or financial position of BAB, Inc. that would have resulted had the distribution actually been consummated as of such date. These data also exclude the estimated $50 thousand of transaction expenses associated with the spin-off which will be borne by BAB, Inc. These data are not indicative of the future results of operations or future financial position of BAB, Inc.

BAB Holdings, Inc. Condensed Consolidated Balance Sheet

August 27, 2000

(Unaudited)

($000)

ASSETS
Current assets
Cash and cash equivalents, including restricted cash of $ 217	$ 322
Receivables
Accounts receivable, net of allowance for doubtful accounts of $939	1,206
National Marketing Fund contributions receivable from franchisees and stores	352
Notes receivable, net of allowance for doubtful accounts of $48	288
Inventory	194
Assets held for sale	1,026
Prepaid and other current	234
Deferred income taxes	530
--------------
Total current assets	4,152
--------------
Property and equipment, net of accumulated depreciation of $1,852	1,388
Notes receivable	610
Patents, trademarks and copyrights, net of accumulated amortization of $214	926
Goodwill, net of accumulated amortization of $284	2,459
Franchise contract rights, net of accumulated amortization of $345	1,738
Other, net of accumulated amortization of $389	428
----------------
Total Assets	$11,701
=========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$ 609
Accrued liabilities	819
Liability for store conversions	93
Accrued professional and other services	207
Unexpended National Marketing Fund contributions	600
Current portion of long-term debt	182
Deferred franchise fee revenue	182
--------------
Total current liabilities	2,692
--------------
Noncurrent liabilities
Deferred revenue	302
Deferred income taxes	350
Long-term debt, net of portion included in current liabilities	2,413
--------------
Total noncurrent liabilities	3,065
--------------
Stockholders' Equity
Common stock	13,507
Additional paid-in capital	1,188
Treasury stock	(44)
Accumulated deficit	(8,707)
----------------
Total stockholders' equity	5,944
----------------
Total Liabilities and Stockholders' Equity	$ 11,701
=========

Unaudited Pro Forma Combined Statement Of Income (Loss)
For Nine Months Ended August 27, 2000
(in thousands)

Net Revenues	$10,265
Operating expenses
Cost of store-related expenses	6,503
Selling, general and administrative expenses	3,714

Restricted stock compensation
Compensation to stockholders
Acquisition and related costs

Income (loss) from operations	48
Interest expense	(250)
Investment and other income	51

Income (loss) from operations	(151)
Income tax (provision) benefit
Preferred stock dividends accumulated
Net income (loss)	(151)

Estimated expenses, net of taxes
Estimated net loss

Unaudited Pro Forma Balance Sheet
November 28, 1999
(in thousands)

ASSETS
Current assets
Cash and cash equivalents, including restricted cash of $ 22	$ 31
Receivables
Accounts receivable, net of allowance for doubtful accounts of $771	1,106
National Marketing Fund contributions receivable from franchisees and stores	415
Notes receivable, net of allowance for doubtful accounts of $483	395
Inventory	294
Assets held for sale	1,324
Prepaid and other current	277
Deferred income taxes	530
--------------
Total current assets	4,372
--------------
Property and equipment, net of accumulated depreciation of $1,382	2,173
Notes receivable	517
Patents, trademarks and copyrights, net of accumulated amortization of $155	978
Goodwill, net of accumulated amortization of $233	2,510
Franchise contract rights, net of accumulated amortization of $268	1,816
Other, net of accumulated amortization of $303	489
----------------
Total Assets	$ 12,855
=========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$ 940
Accrued liabilities	876
Liability for store conversions	169
Accrued professional and other services	229
Unexpended National Marketing Fund contributions	545
Current portion of long-term debt	161
Deferred franchise fee revenue	267
--------------
Total current liabilities	3,187
--------------
Noncurrent liabilities
Deferred revenue	310
Deferred income taxes	350
Long-term debt, net of portion included in current liabilities	2,913
--------------
Total noncurrent liabilities	3,573
--------------
Stockholders' Equity	6,095
----------------
Total Liabilities and Stockholders' Equity	$ 12,855
=========

Unaudited Pro Forma Combined Statement Of Income (Loss)
For The Year Ended November 1999
(in thousands)

Net Revenues	$14,941
Operating expenses
Cost of store-related expenses	9,750
Selling, general and administrative expenses	8,579

Restricted stock compensation
Compensation to stockholders
Acquisition and related costs

Income (loss) from operations	(3,388)
Interest expense	(292)
Investment and other income	216

Income (loss) from operations	(3,465)
Income tax (provision) benefit
Preferred stock dividends accumulated	(123)
Net income (loss)	(3,588)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations covers periods of operation of BAB, Inc. and the Operating Subsidiaries, on a consolidated basis, prior to the distribution. The following information should be read in conjunction with the financial statements and notes thereto included elsewhere in this information statement. See "Index to Financial Statements."

General

The Company was started in  November 1992, and now includes 15 Company-owned stores and 228 franchised and licensed units at August 27, 2000. Units in operation at August 31, 1999 included 25 Company owned stores and 249 franchised and licensed units. System-wide revenues in the first nine months of fiscal 2000 reached $56.2 million compared to $59.1 million in the year ago period.

The Company's revenues are derived primarily from the operation of Company-owned stores, initial franchise fees and ongoing royalties paid to the Company by its franchisees. Additionally, the Company derives revenue from the sale of licensed products as a result of purchasing trademarks (My Favorite Muffin and Brewster's) and licensing contracts (licenses with Host Marriott), and by directly entering into licensing agreements (Mrs. Fields Cookies). The increase in overall revenues has reduced the dependence on the initial franchise fees as a source of income.

During the fourth quarter of fiscal 1999, management identified thirteen under-performing stores which were operating at a loss and which, based on the estimated future cash flows, were considered to be impaired. In accordance with the Financial Accounting Standards Board Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the Emerging Issues Task Force Issue No. 94-3, "Liability Recognition of Costs to Exit an Activity," management recorded a provision for impairment of assets and store closures which totaled approximately $1,600,000. Approximately $1,236,000 represents a noncash write-down of property and equipment, $113,000 is related to the write down of intangible assets and the remainder represents a reserve for severance and other costs. One store was closed and one store was sold during fiscal 1999, while seven stores were sold during the first nine months of fiscal 2000.  The remaining five stores are expected to be sold during the latter half of  fiscal year 2000.  In addition the Company wrote down and reserved $1,044,000 of franchise-related receivables pertaining to closed stores.

Despite the increase in both franchise and licensed operations and the acquisition of Jacobs Bros., the Company has controlled expenses in payroll, occupancy and overhead costs in the corporate offices. At August 27, 2000, the Company had 29 employees at the corporate level who oversee operations of the franchise, licensed and Company-owned store operations, down from 41 at August 31, 1999. Selling, general and administrative expenses, net of depreciation and amortization, are significantly below the first half of fiscal 1999 both as a percentage of revenue and also in absolute dollars. Efficiencies have resulted in selling, general and administrative expenses, net of depreciation and amortization, decreasing to 29.2% in 2000 compared to 30.9% in 1999.  On an absolute basis, selling, general and administrative expenses, net of depreciation and amortization, were $490,000 lower in 2000 than in 1999.  Management expects that these costs, as a percentage of revenue, will continue to decline as additional franchise and non-traditional sources of revenue are added. The Company believes it is in a position to continue to leverage selling, general and administrative expenses against increased revenues anticipated in the future.

Results of Operations

Three Months Ended August 27, 2000 versus Three Months Ended August 31, 1999.

Total revenues decreased 27% to $3,362,000 in the third quarter 2000 from $4,127,000 in the prior year quarter. Net sales by Company stores totaled $2,076,000 during the third quarter of fiscal 2000 compared to $2,857,000 in the third quarter of fiscal 1999.

The change in company store sales relates to the number of stores in operation. The  number of Company stores in operation in the three months ended August 27, 2000 were 15 stores in operation for the full three months and 3 additional stores open for varying portions of the three month period. For the three months ended August 31, 1999 there were 25 stores owned and operated for 3 months.

Royalties increased by 2.7% to $764,000 and licensing fees and other income increased by 47.8% to $480,000 versus  the year-ago period, because of the additional licensing opportunities created by the Big Apple Bagel branded cream cheese as well as the sale of some Company stores.  Finally, franchise and area development fee revenue decreased 79% to $42,000 from the year-ago period because of the timing of store openings and  international deals.  Costs associated with Company-owned store operations as a percentage of sales increased 3% in the third quarter 2000 versus 1999.   However, stores that have been identified as part of the restructuring program contributed a combined loss of $64,000 for the most recent quarter ended.

On an absolute basis, selling, general and administrative expenses net of depreciation and amortization  were $230,000 lower in 2000 than in 1999.  Income  from operations was $88,000 in the third quarter of fiscal 2000 versus a loss of ($137,000) generated in the prior year period. Interest expense increased to $82,000 from $79,000 in the year ago period, but as the Company continues to reduce its borrowings under its line of credit, the interest expense should be reduced.   Net income was $23,000 in the quarter ended August 27, 2000 versus a loss of ($179,000) in the year-ago quarter.  Dividends on the Preferred Stock of $30,000 were accumulated during the year ago period. Net income per share for the quarter ended August 27, 2000 was $0.01 versus a loss per share for the year-ago quarter of ($0.15) on both a basic and diluted basis. Average shares outstanding increased by 819,000 shares due to the conversion of 60,000 shares of Preferred Stock to 818,000 shares of Common Stock on October 21, 1999.

Nine Months Ended August 27, 2000 versus Nine Months Ended August 31, 1999

Total revenues decreased 9% to $10,265,000 in the first nine months of fiscal 2000 from $11,262,000 in the prior year period. Net sales by Company stores totaled $6,665,000 during the third quarter of fiscal 2000 compared to $7,688,000 in the third quarter of fiscal 1999.

The change in company store sales relates to the number of stores in operation. The number of Company stores in operation in the nine months ended August 27, 2000 were 15 stores in operation for the full nine months and 9 additional stores open for varying portions of the nine month period. For the nine months ended August 31, 1999 there were 18 stores owned and operated for nine months and 7 additional stores open for seven months of the nine month period.

Royalties are 2% lower in 2000 due primarily to the number of franchised stores in operation for the nine months of 2000 versus fiscal 1999.  Licensing fees and other income in total increased $167,000 to $1,001,000 from the year-ago period as the Company continues to leverage its three strong brands.  Finally, franchise and area development fee revenue decreased 24% to $313,000 from the year-ago period because of the timing of store openings and   international deals.  Costs associated with Company-owned store operations as a percentage of sales increased 4% in the first nine months of fiscal 2000 versus 1999.    However, stores that have been identified as part of the restructuring program contributed a combined loss of $239,000 for the most recent nine month period.

On an absolute basis, selling, general and administrative expenses net of depreciation and amortization were $462,000 lower in 2000 than in 1999.  While on a percentage basis, S,G&A expenses net of depreciation and amortization were at 29.2% in 2000 versus 30.7% in 1999.   Income  from operations was $48,000 in the nine months of fiscal 2000 versus a loss of ($342,000) generated in the prior year period. Interest expense increased to $250,000 from $210,000 in the year ago period as the Company increased its long term debt to finance the purchase of the Jacobs Bros. assets in February 1999.  This is partially mitigated as the Company continues to reduce its borrowings under its line of credit.   Net loss was ($151,000) in the nine months ended August 27, 2000 versus a loss of ($417,000) in the year-ago period.  Dividends on the Preferred Stock of $107,000 were accumulated during the year ago period. Net loss per share for the nine months ended August 27, 2000 was ($0.07) versus a loss per share for the year-ago period of ($0.37) on both a basic and diluted basis. Average shares outstanding increased by 831,000 shares due to the conversion of 60,000 shares of Preferred Stock to 818,000 shares of Common Stock on October 21, 1999.

Fiscal Year 1999 Compared to Fiscal Year 1998.

Total revenues increased 3% to $14,941,000 in 1999 from $14,549,000 in the prior year. Net sales by company-owned stores increased by 15.5% to $10,311,000 in large part due to the acquisition of Jacobs Bros. which provided incremental revenue of $3,883,000 offset by the sale of 5 units with approximately $2,000,000 in sales.

Royalty fees from franchise stores decreased slightly to $3,086,000 in fiscal 1999 from $3,178,000 in fiscal 1998 principally due to a reduction in the total number of franchised units open. Franchise and area development fee revenue was $494,000 versus a year ago performance of $1,104,000 attributable to the timing of domestic store openings and the number of international deals signed in 1998 versus 1999. Finally, licensing fees and other income was $1,050,000 versus $1,337,000 in 1998 primarily because of the acceleration of licensing deals into 1998.

Food, beverage and paper costs incurred at the company-owned stores decreased as a percentage of revenue from 33.6% in 1998 to 30.5% in 1999 an improvement of just over 3 percentage points. Store payroll and other costs increased to 64.0% of sales from 58.4% because of the integration of the Jacobs Bros. acquisition.

Selling, general & administrative costs fell as a percentage of revenue to 39.3% from 40.2% prior to the $1,044,000 charge for writing off royalties for closed stores. The 1999 results of operations include the decision to re-franchise a number of company stores to focus on building equity in the 3 brands and to concentrate on franchising and marketing. The total non-cash charge taken in the fourth quarter was $1,600,000 plus the aforementioned $1,044,000 of accounts receivable write-offs. The $1,600,000 charge includes a reserve to write down property and equipment and associated goodwill to fair market value, a reserve to accrue for future lease obligations, plus the costs associated with closing the stores. (See Note 4 to the audited consolidated financial statements included herein.) Depreciation and amortization increased by 6% because of the Jacobs Bros. acquisition.

Loss from operations was $(3,388,000) in fiscal 1999 versus income from operations of $515,000 in fiscal 1998. Interest income increased to $154,000 in fiscal 1998 from $119,000 in the prior year due to the increase in notes receivable during fiscal 1999. Interest expense was $292,000 during 1999 versus $206,000 in 1998 as a result of the increased borrowing associated with the Jacobs Bros. acquisition.

Net loss totaled ($3,588,000) during the current fiscal year as compared to income of $499,000 in the prior year. Preferred dividends accumulated during 1999 totaled $124,000 compared to $148,000 in the prior year.

Liquidity and Capital Resources

The net cash used in operating activities totaled $165,000 during the first nine months of fiscal 2000. Cash used represents the net  (loss), adjusted for depreciation and amortization of $718,000, and is offset principally by an increase in notes and accounts receivable of $315,000 and $100,000, respectively, a decrease in accounts payable of $330,000 and a decrease in deferred franchise fee revenue of $86,000. Inventories were reduced by $100,000. The net cash used  in operating activities in the year-ago period totaled $50,000. Investing activities provided $935,000 during the nine months ended August 27, 2000, and consisted of sales of Company stores and collection of notes receivable.  In the year ago period, investing activities used $130,000 because of the Jacobs Bros. acquisition. Cash used in financing activities was $479,000 during the nine months ended August 27, 2000 and relates to repayments under the Company's Line of Credit and other borrowings. During the period ended August 31, 1999, cash used by financing activities of $262,000 relates primarily to debt repayments offset by the borrowings received to finance the Jacobs Bros. acquisition.  The net increase in cash and equivalents was $291,000 in fiscal 2000 versus a decrease in cash and equivalents of $441,000 in the period ended August 31, 1999.

The Company had a secured $1.75 million line-of-credit facility  with a bank which expired December 31, 1999. Maximum borrowing was limited to 75% of accounts receivable under 90 days and 40% of original cost of equipment, furniture and fixtures. Interest was payable monthly at prime plus 1% with principal due upon maturity on December 31, 1999. In December 1999, the Company entered into a new bank credit facility for $1.5 million. This new credit line is secured by substantially all of the assets of the Company excluding those acquired through the Jacobs Bros. acquisition. Maximum borrowing terms under the new credit line are identical to the previously expired agreement. The interest rate on this new line of credit is prime plus 4% (13.50% at August 27, 2000). As of August 27, 2000, the Company had borrowed $1,279,000 on the new credit line. The new credit line expires on November 1, 2000 , however, it is management's expectation that this agreement will be renewed by the bank or that a similar arrangement with another lender will be concluded.

MANAGEMENT

Directors

The following individuals are expected to serve as directors of BAB, Inc. after the distribution. None of them will serve as directors of BAB after the distribution.

Name	Age	Position
Michael W. Evans	44	President and Chief Executive Officer
Michael K. Murtaugh	56	Vice President, General Counsel
David L. Epstein	52	Principal, J.H. Chapman Group, LLC
Robert B. Nagel	62	President and CEO, Newport Associates Inc.

Michael W. Evans has served as Chief Executive Officer and director of BAB since January 1993 and is responsible for all aspects of franchise development and marketing, as well as all corporate and franchise sales performance and operation programs. In February 1996, he was appointed President. Mr. Evans has over 13 years of experience in the food service industry.

Michael K. Murtaugh joined BAB as a director in January 1993 and as Vice President and General Counsel in January 1994. Mr. Murtaugh is responsible for dealing directly with state franchise regulatory officials and for the negotiation and enforcement of franchise and area development agreements, and for negotiations of acquisition and other business arrangements. Before joining BAB in January 1994, Mr. Murtaugh was a partner with the law firm of Baker & McKenzie, where he practiced law from 1971 to 1993. He also currently serves as vice president and secretary of American Sports Enterprises, Inc., which owns controlling interest in the Kane County Cougars a minor league baseball team. Mr. Murtaugh is sole stockholder of Bagel One, Inc., which owns and operates a Big Apple Bagels franchise store in suburban Chicago, Illinois.

David L. Epstein joined BAB as a director in September 1995. Mr. Epstein is a principal of the J. H. Chapman Group, L.L.C., an international investment banking firm specializing in the food industry since September 1983. Prior to joining J. H. Chapman Group, L.L.C., Mr. Epstein was vice president and regional executive of Chase Commercial Corporation, an affiliate of Chase Manhattan Bank, N. A., and assistant vice president of the First National Bank of Chicago. He is a frequent speaker at business and professional meetings and conferences and has published extensive articles on financial topics for many food service publications.

Robert B. Nagel was first elected as a director of BAB in August 1997. Since October 1996, he has been the President and Chief Executive Officer of Newport Associates, Inc., a private consulting firm specializing in strategic consulting services to the food and food service industries, primarily in the areas of integration and management of acquired companies, business strategy, and stockholder value improvement. He is also a partner in the firm of CEO Partners, Inc., which provides similar consulting services to food service companies. From 1995 until September 1996, he was the President of Peapod Delivery Services, a computer-based on-line grocery shopping and delivery company, From 1991 through 1995, he was a principal at A. T. Kearney, Inc., a major international management consulting firm, providing services in the food service and consumer products industries. Prior to 1991, he served as Vice President, Management and Organization Development for Kraft General Foods, Inc. and earlier was General Manager of the eastern food service businesses of Kraft (now Alliant Foodservice.)

Directors' Meetings and Committees

The Board of Directors of BAB, Inc. will have a number of standing committees, including an Audit Committee and a Compensation Committee.

Audit Committee. The Audit Committee of the Board of Directors of BAB, Inc. will review and make reports and recommendations to the full Board of Directors with respect to the selection of the independent auditors of BAB, Inc. and its subsidiaries, the arrangements for the scope of the audits to be performed by them and the internal audit activities, accounting procedures and controls of BAB, Inc., and will review the annual financial statements of BAB, Inc. The members of the Audit Committee will be designated prior to or promptly following the distribution.

Compensation Committee. The Compensation Committee of the Board of Directors of BAB, Inc. will be responsible for approving compensation arrangements for executive management, reviewing compensation plans relating to officers, grants of options and other benefits under BAB, Inc.'s employee benefit plans and reviewing generally BAB, Inc.'s employee compensation policy. The members of the Compensation Committee will be designated prior to or promptly following the distribution. Compensation of Directors

We anticipate that each director who is neither an officer nor an employee of BAB, Inc. will receive an annual director's fee paid in either cash, shares of BAB, Inc. common stock, or stock options. Directors will also be reimbursed for expenses incurred in connection with attending meetings.

Executive Officers

The following individuals are expected to serve as executive officers of BAB, Inc. after the distribution. None of them will be employed by, or otherwise provide services to BAB after the distribution.

Name	Age	Position
Michael W. Evans	44	President and Chief Executive Officer
Michael K. Murtaugh	56	Vice President, General Counsel
Tom J. Fletcher	41	Chief Operating Officer
Mark E. Majewski	38	Chief Financial Officer.

Tom J. Fletcher has been Chief Operating Officer of BAB since April 1997. He is responsible for all operations of BAB, Inc. and reports to Mr. Evans. A twenty-five year veteran of the franchise industry, Mr. Fletcher joined BAB following his most recent position as Director of Retail Brands for Allied Domecq Retailing USA, Co., the parent company of Baskin-Robbins and Dunkin Donuts, where he was instrumental in the integration of the two organizations into a cohesive team. He brought to the organization a proven track record in the areas of operations, development, training, personnel management, budgeting and financial planning; all of which he employs at the company.

Mark E. Majewski joined BAB as its Chief Financial Officer and Treasurer in April 1999 and is responsible for all financial reporting and analysis. Mr. Majewski received his MBA from New York University. He is a licensed Certified Public Accountant and a member of the American Institute of Certified Public Accountants. From 1983 to 1985, he was with Arthur Andersen & Co. From 1985 to 1999 he was with Bestfoods, most recently as Chief Financial Officer of Freihofer Baking Co. in Albany, New York.

EXECUTIVE COMPENSATION

Historical Compensation

The following table sets forth certain information with respect to the annual and long-term compensation paid by BAB in fiscal years 1999, 1998 and 1997 to the persons expected to serve as BAB, Inc.'s executive officers. These persons were the most highly compensated executive officers for fiscal 1999.

Summary Compensation

		Annual Compensation				Long Term Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus ($)	Restricted Stock Award(s)	Securities Underlying Options (#)	LTIP Payouts	All Other Compensation
Michael W. Evans President and CEO	1999	175,000	--	--	5,000
	1998	165,000	15,000	--	--
	1997	165,000	--	--	--
Michael K. Murtaugh Vice President and General Counsel	1999	130,000	--	--	3,333
	1998	125,000	12,500	--	--
	1997	125,000	--	--	--
Tom J. Fletcher Chief Operating Officer	1999	125,000	--	--	3,333
	1998	115,000	10,000	--	12,500
	1997	85,827	--	--	--

   The following table sets forth information with respect to option grants by BAB during fiscal 1999 to the individuals named in the Summary Compensation Table.

	Individual Grants
Name	Number of Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	Potential Realized Value at Assumed Rates of Stock Appreciation for Option Term of 5%($) 10%($)
Michael W. Evans President and CEO	5,000	27.9%	$1.375	April 12, 2004
Michael K. Murtaugh Vice President and General Counsel	3,333	18.6%	$1.375	April 12, 2004
Tom J. Fletcher Chief Operating Officer	3,333	18.6%	$1.250	April 12, 2004

Option Exercises in Fiscal 1999

The following table sets forth the number of shares of BAB common stock covered by both exercisable and unexercisable stock options held by each of the individuals named in the Summary Compensation Table on November 28, 1999.

			Number of Unexercised Options at Fiscal Year-end (#)		Value in Fiscal
Name	Shares Acquired on Exercise (#)	% of Total Options Value Realized ($)	Exercisable	Unexercisable	Exercisable
Michael W. Evans President and CEO	--	--	24,166	--
Michael K. Murtaugh Vice President and General Counsel	--	--	17,499	--
Tom J. Fletcher Chief Operating Officer	--	--	15,831	--

Employment Agreements and Salary

There are no employment agreements between any of the executive officers of BAB, Inc. and BAB, Inc. No executive officers of BAB, Inc. will receive any compensation from BAB, Inc. prior to the completeness of distribution of the BAB, Inc. stock to BAB stockholders.

Other Compensation and Benefits

BAB, Inc. currently does not have option plan or other stock based compensation plans or any retirement savings plans, but may adopt such plans in the future.

OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership as of September 8, 2000 of BAB, Inc. and BAB common stock immediately following the distribution date by each of the directors and executive officers of BAB, Inc. and BAB, all directors and executive officers of BAB, Inc. and BAB as a group, and persons owning 5% or more of the outstanding shares of common stock of BAB, Inc. and/or BAB.

Name	Number of Shares to be Beneficially Owned		% of Shares Outstanding (1)
	BAB, Inc.	BAB	BAB, Inc.	BAB
Michael W. Evans 8501 W. Higgins Road Chicago, IL 60631	952,135(1)(2)	952,135(1)(2)	42.1	4.2
Michael K. Murtaugh 8501 W. Higgins Road Chicago, IL 60631	912,387 (2)(3)	912,387 (2)(3)	40.5	4.0
Holdings Investments, LLC 220 DeWindt Road Winnetka, IL 60093	818,491(3)	818,491(3)	36.6	3.7
Aladdin International,Inc. 3806 Abbott Avenue South Minneapolis, MN 55410	114,000	114,000	5.1	*
David L. Epstein 9700 Higgins Road, Suite 630 Rosemont, IL 60018	18,249(4)	18,249(4)	*	*
Tom J. Fletcher 8501 W. Higgins Road Chicago, IL 60631	16,224(5)	16,224(5)	*	*
Robert B. Nagel 516 Elder Drive Winnetka, IL 60093	2,165(6)	2,165(6)	*	*
Mark E. Majewski 8501 W. Higgins Road Chicago, IL 60631	2,499(7)	2,499(7)	*	*
All executive officers and directors as a group (7 persons)	1,085,168 (1)(2)(3)(4)(5)(6)(7)	1,085,168 (1)(2)(3)(4)(5)(6)(7)	48.5	4.9
* Less than 1%

(1) Includes 24,166 shares that may be acquired pursuant to a currently exercisable option.
(2) Includes 17,499 shares that may be acquired pursuant to a currently exercisable option and 3,814 shares held by 401 (k) trust.
(3) Includes all shares held of record by Holdings Investments, LLC. Messrs. Evans and Murtaugh are members and managers of the LLC and together control all voting power of the stock owned by the LLC.
(4) Includes 1,916 shares that may be acquired pursuant to currently exercisable options, 15,500 shares held indirectly by entities under Mr. Epstein's control, and 833 shares representing his proportionate ownership in an entity which he does not control.
(5) Includes 15,833 shares that may be acquired pursuant to a currently exercisable option.
(6) Includes 1,332 shares that may be acquired pursuant to currently exercisable options.
(7) Includes 2,499 shares that may be acquired pursuant to currently exercisable options.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

The total number of shares of all classes of stock that BAB, Inc. presently has authority to issue is 20,000,000 shares of $.001 par value common stock. Under the articles of incorporation that will be in effect on the distribution date, BAB, Inc. will have authority to issue a total of 20,000,000 shares of all classes of stock, of which 5,000,000 may be shares of preferred stock and 15,000,000 may be shares of common stock.

Based on the number of shares of BAB common stock outstanding as of October 17, 2000 and the distribution ratio, it is expected that 2,237,557 shares of BAB, Inc. common stock will be distributed to BAB stockholders in the distribution. All the shares of BAB, Inc. common stock to be distributed to BAB stockholders in the distribution will be fully paid and non-assessable. The BAB, Inc. common stock to be distributed will constitute all the shares of capital stock of BAB, Inc. that will be outstanding immediately after the distribution.

Holders of BAB, Inc. common stock are entitled to one vote for each share on all matters voted on by stockholders. Holders of BAB, Inc. common stock do not have cumulative voting rights in the election of directors. The first annual meeting of stockholders is expected to be held during 2000.

Holders of BAB, Inc. common stock do not have subscription, redemption or conversion privileges. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of BAB, Inc. common stock are entitled to participate ratably in dividends on BAB, Inc. common stock as declared by the BAB, Inc. Board of Directors. Holders of BAB, Inc. common stock are entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of BAB, Inc., subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock.

Preferred Stock

BAB, Inc.'s certificate of incorporation that will be in effect on the distribution date will authorize the BAB, Inc. Board of Directors, without any vote or action by the holders of BAB, Inc. common stock, to issue up to 5,000,000 shares of undesignated stock from time to time in one or more series. The BAB, Inc. Board of Directors is authorized to determine the number of shares and designation of any series of preferred stock and the dividend rights, dividend rate, conversion rights and terms, voting rights (full or limited, if any), redemption rights and terms, liquidation preferences and sinking fund terms of any series of preferred stock. Depending upon the terms of preferred stock established by BAB, Inc. Board of Directors, any or all series of preferred stock could have preference over BAB, Inc. common stock with respect to dividends and other distributions and upon liquidation of BAB, Inc. Issuance of any such shares with voting powers, or issuance of additional shares of BAB, Inc. common stock, would dilute the voting power of the outstanding BAB, Inc. common stock. BAB, Inc. has no present plans to issue any preferred stock.

No Preemptive Rights

No holder of any capital stock of BAB, Inc. authorized at the distribution date will have any preemptive right to subscribe for or purchase any securities of any class or kind of securities.

Transfer Agent and Registrar

LaSalle Bank, National Association will be the transfer agent and registrar for BAB, Inc. common stock commencing upon the distribution date.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ANTI-TAKEOVER PROVISIONS

The following discussion concerns certain provisions of Delaware law, the BAB, Inc. certificate of incorporation and the by-laws of BAB, Inc. that could be viewed as having the effect of discouraging an attempt to obtain control of BAB, Inc.

Delaware Law

Section 203 of the Delaware General Corporation Law. Under certain circumstances, Section 203 of the Delaware General Corporation Law limits the ability of an "interested stockholder" to effect various business combinations with BAB, Inc. for a three-year period following the time that a stockholder became an interested stockholder. An "interested stockholder" is defined as a holder of more than 15% of the outstanding voting stock.

An interested stockholder may engage in a business combination transaction with BAB, Inc. within the three-year period only if:

  BAB, Inc.'s Board of Directors approved the transaction before the stockholder became an interested stockholder or approved the transaction in which the stockholder became an interested stockholder;
  the interested stockholder acquired at least 85% of the voting stock in the transaction in which it became an interested stockholder; or
  BAB, Inc.'s Board of Directors and the holders of shares entitled to cast two-thirds of the votes entitled to be cast by all of the outstanding voting shares held by all disinterested stockholders approve the transaction.

Special Meetings. Under Delaware law, unless the certificate of incorporation or the bylaws provide otherwise, stockholders are not permitted to call a special meeting of the stockholders. BAB, Inc.'s certificate of incorporation and bylaws do not permit stockholders to call a special meeting.

LIMITATION ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

Limitation on Liability of Directors

Section 145 of the Delaware General Corporation Law permits the indemnification of directors, officers, employee and agents of a Delaware corporation. BAB, Inc.'s bylaws provide that BAB, Inc. shall indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or person controlling BAB, Inc. pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

As permitted by the Delaware General Corporation Law, BAB, Inc.'s certificate of incorporation also limits the liability of directors of BAB, Inc. for damages in derivative and third party lawsuits for breach of a director's fiduciary duty except for liability:

  for any breach of the director's duty of loyalty to BAB, Inc. or its stockholders;
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
  for unlawful payments of dividends or unlawful stock purchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
  for any transaction for which the director derived improper personal benefit.

The limitation of liability applies only to monetary damages and, presumably, would not affect the availability of equitable remedies such as injunction or recission. The limitation of liability applies only to the acts or omission of directors as directors and does not apply to any such act or omission as an officer of BAB, Inc. or to any liabilities imposed under federal securities law.

Indemnification and Insurance

BAB, Inc. intends to obtain directors' and officers' insurance providing indemnification for certain of BAB, Inc.'s directors, officers, affiliates, partners and employees for certain liabilities.

BAB, Inc.'s bylaws, among other things, indemnify BAB, Inc.'s directors and executive officers for certain expenses, including attorney's fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of BAB, Inc., arising out of such person's services as a director or executive officer of BAB, Inc., any subsidiary of BAB, Inc. or any other company or enterprise to which the person provides services at the request of BAB, Inc. We believe that these provisions are necessary to attract and retain qualified directors and executive officers.

At present, there are no pending litigation or proceeding involving any director, officer, employee or agent of BAB, Inc. where indemnification is expected to be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission the registration statement under the Exchange Act with respect to the BAB, Inc. common stock being received by BAB stockholders in the distribution. This information statement does not contain all of the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. Statements made in this information statement as to the contents of any contract, agreement or other document referred to herein and filed as an exhibit are not necessarily complete. With respect to each such contract, agreement or to other documents filed as an exhibit to the registration statement, reference is made to such exhibit for more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The registration statement and the exhibits thereto filed by us with the Securities and Exchange Commission may be inspected at the public reference facilities of the Securities and Exchange Commission listed below.

After the distribution, BAB, Inc. will be subject to the information requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at its principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

At present, there is no public market for common stock and it is possible that no active public market will develop. Following the distribution, BAB, Inc. may suspend its obligation to file reports under the Securities Exchange Act of 1934 if it meets applicable reporting exemptions.

We intend to furnish our stockholders with annual reports containing consolidated financial statements (beginning with fiscal year 2000) audited by independent accountants.

You should rely only on the information contained in this information statement and other documents referred to in this information statement. BAB, Inc. and BAB have not authorized anyone to provide you with information that is different.

INDEX TO FINANCIAL STATEMENTS

Independent Auditor's Report

Consolidated Balance Sheets as of November 30, 1999 and 1998 and August 27, 2000 (Unaudited)

Consolidated Statements of Operations for the Years Ended November 30, 1999 and 1998 and the Nine and Three Months Ended August 27, 2000 (Unaudited) and August 31, 1999 (Unaudited)

Consolidated Statements of Stockholders' Equity

Consolidated Statements of Cash Flows for the Years Ended November 30, 1999 and 1998 and the Nine Months Ended August 27, 2000(Unaudited) and August 31, 1999 (Unaudited)

Notes to Consolidated Financial Statements

INDEPENDENT AUDITOR'S REPORT

Stockholders and Board of Directors
BAB, Inc.
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of BAB, INC. (as described in Note 1 to the financial statements) as of November 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BAB, INC. as of November 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

August 21, 2000

BAB, Inc.
Consolidated Balance Sheets
November 30, 1999 and 1998 and August 27, 2000 (Unaudited)

	November 30, 1999	November 30, 1998	August 27, 2000
ASSETS
Current assets
Cash and cash equivalents, including restricted cash of $ 21,946 in 1999, $218,646 in 1998 and $216,775 in 2000	30,818	700,162	321,677
Receivables
Accounts receivable, net of allowance for doubtful accounts of $770,764 in 1999 and $341,521 in 1998 and $939,188 in 2000	1,106,010	1,181,282	1,206,380
National Marketing Fund contributions receivable from franchisees and stores	415,317	309,633	351,938
Notes receivable, net of allowance for doubtful accounts of $482,744 in 1999 and $20,000 in 1998 and $47,551 in 2000	394,836	444,560	288,483
Inventory	293,838	298,501	193,805
Deferred franchise costs	-	18,227	-
Assets held for sale	1,323,736	-	1,025,911
Prepaid and other current	276,717	206,952	233,951
Deferred income taxes	530,005	431,719	530,005

Total current assets	4,371,277	3,591,036	4,152,150

Property and equipment, net of accumulated depreciation of $1,382,406 in 1999, $1,743,800 in 1998 and $1,851,990 in 2000	2,173,159	4,202,197	1,387,918
Notes receivable	517,186	1,086,100	609,633
Patents, trademarks and copyrights, net of accumulated amortization of $155,143 in 1999 and $90,374 in 1998 and $214,219 in 2000	977,788	568,683	925,922
Goodwill, net of accumulated amortization of $232,885 in 1999 and $164,806 in 1998 and $284,323 in 2000	2,510,379	2,591,515	2,458,941
Franchise contract rights, net of accumulated amortization of $267,670 in 1999 and $152,375 in 1998 and $345,380 in 2000	1,816,295	1,919,909	1,738,585
Other, net of accumulated amortization of $303,117 in 1999 and $235,056 in 1998 and $388,723 in 2000	488,494	485,551	428,130

Total Assets	12,854,578	14,444,991	11,701,279

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	939,787	1,014,734	609,443
Accrued liabilities	875,583	714,789	819,218
Liability for store conversions	168,719	36,388	93,270
Accrued professional and other services	229,154	214,972	206,655
Unexpended National Marketing Fund contributions	544,625	465,173	599,676
Current portion of long-term debt	1,818,087	134,814	1,460,021
Deferred franchise fee revenue	267,500	360,500	181,975

Total current liabilities	4,843,435	2,941,370	3,970,258

Noncurrent liabilities
Deferred revenue	309,789	263,996	301,881
Deferred income taxes	350,005	251,719	350,005
Long-term debt, net of portion included in current liabilities	1,255,862	1,759,954	1,134,712

Total noncurrent liabilities	1,915,656	2,275,669	1,786,598
Total Liabilities	6,759,091	5,217,039	5,756,856

Stockholders' Equity
Common Stock	13,507,669	11,430,452	13,507,669
Preferred Stock	-	1,548,731	-
Additional Paid-in-Capital	1,187,696	1,252,402	1,187,696
Accumulated deficit	(8,555,915)	(4,967,566)	(8,706,979)
Treasury stock	(43,963)	(36,067)	(43,963)
Total Stockholders' Equity	6,095,487	9,227,952	5,944,423
Total Liabilities and Stockholders' Equity	12,854,578	14,444,991	11,701,279

BAB, Inc.
Consolidated Statements of Operations
Years Ended November 30, 1999 and 1998
and Nine and Three Months Ended August 27, 2000 and August 31, 1999 (Unaudited)

	Years Ended		3 Months Ended		9 Months Ended
	November 30, 1999	November 30, 1998	August 27, 2000	August 31, 1999	August 27, 2000	August 31, 1999
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Net Sales by Company-owned stores	10,310,869	8,929,664	$ 2,076,452	$ 2,856,754	$ 6,664,932	$ 7,687,778
Royalty fees from franchised stores	3,085,949	3,178,262	763,529	743,319	2,285,968	2,328,698
Franchise and area development fees	493,869	1,104,000	479,887	324,667	1,001,281	833,941
Licensing fees and other income	1,050,214	1,337,314	42,110	202,500	312,978	412,000
Total Revenues	14,940,901	14,549,240	3,361,978	4,127,240	10,265,159	11,262,417

Operating costs and expenses
Food, beverage and paper costs	3,148,698	2,998,079	653,310	847,185	2,031,782	2,352,740
Store payroll and other operating expenses	6,601,415	5,213,359	1,387,405	1,860,505	4,471,020	4,840,832
Special charge	1,600,406	(107,699)	-	-	-	-
Selling, general and administrative expenses
Payroll-related expenses	2,484,045	2,262,616	479,145	685,090	1,503,388	1,896,574
Occupancy	337,063	259,253	71,653	104,567	278,599	267,009
Advertising and promotion	435,719	532,678	79,573	102,745	204,318	251,225
Professional service fees	361,655	362,360	96,412	76,342	260,918	243,724
Franchise-related expenses	152,736	261,287	16,865	36,803	46,260	130,859
Depreciation and amortization	1,247,868	1,180,259	229,151	322,151	718,188	952,697
Provision for uncollectible accounts	1,043,993,	124,521	-	-	-	-
Other	915,035	947,372	260,575	229,157	702,304	668,553
Total S,G &A	6,978,114	5,930,346	1,233,374	1,556,855	3,713,975	4,410,641
Total Operating costs and expenses	18,328,633	14,034,085	3,274,089	4,264,545	10,216,777	11,604,213
(Loss) Income from Operations	(3,387,732)	515,155	87,889	(137,305)	48,382	(341,796)
Interest Expense	(292,457)	(205,618)	(82,182)	(78,622)	(250,243)	(210,154)
Other Income	215,620	173,266	17,189	37,174	50,797	134,941
(Loss) Income before Taxes	(3,464,569)	482,803	22,896	(178,753)	(151,064)	(417,009)
Provision (Benefit) for Income Taxes
Current	-	16,039	-	-	-	-
Deferred	-	(180,000)	-	-	-	-
Net (Loss) Income	(3,464,569)	646,764	22,896	(178,753)	(151,064)	(417,009)
Preferred Stock Dividends Accumulated	(123,780)	(147,864)		(29,918)		(107,014)
Net (Loss) Income Attributable to Common Stockholders	(3,588,349)	498,900	22,896	(208,671)	(151,064)	(524,023)
(Loss) Income per Share - Basic and Diluted	(2.32)	0.37	0.01	(0.15)	(0.07)	(0.37)

BAB, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended November 30, 1999 and 1998
and Nine Months Ended August 27, 2000 and August 31, 1999 (Unaudited)

	Common Stock		Series A Preferred Stock		Treasury Stock		Additional Paid-in-Capital	Accumulated deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of November 30, 1997	1,330,270	$10,908,062	78,710	$1,862,035	(45,000)	(17,500)	$1,368,619	$(5,466,466)	$8,654,750
Termination of Options Issued in Connection with Acquisition	-	-	-	-	-	-	(35,000)	-	(35,000)
Purchase of Treasury Stock	-	-	-	-	(3,883)	(18,567)	-	-	(18,567)
Preferred Dividends Accumulated	-	-	-	147,864	-	-	-	(147,864)	-
Preferred Dividends paid	-	-	-	(19,995)	-	-	-	-	(19,995)
Conversion of Preferred Stock	112,229	522,390	(18,710)	(441,173)	-	-	(81,217)	-	-
Net Income	-	-	-	-	-	-	-	646,764	646,764
Balance as of November 30, 1998	1,442,499	11,430,452	60,000	1,548,731	(48,883)	(36,067)	1,252,402	(4,967,566)	9,227,952
Issued Warrants in Connection with Acquisition	-	-	-	-	-	-	200,000	-	200,000
Purchase of Treasury Stock	-	-	-	-	(1,233)	(7,896)	-	-	(7,896)
Preferred Dividends Accumulated	-	-	-	123,780	-	-	-	(123,780)	-
Issue of Stock in Connection with Acquisition	26,666	140,000	-	-	-	-	-	-	140,000
Conversion of Preferred to Common Stock	818,491	1,937,217	(60,000)	(1,672,511)	-	-	(264,706)	-	-
Net Loss	-	-	-	-	-	-	-	(3,464,569)	(3,464,569)
Balance as of November 28, 1999	2,287,656	13,507,669	-	-	(50,116)	(43,963)	1,187,696	(8,555,915)	6,095,487
Net Loss (Unaudited)	-	-	-	-	-	-	-	(151,064)	(173,960)
Balance as of Aug 27, 2000 (Unaudited)	2,287,656	$13,507,669	-	-	(50,116)	(43,963)	1,187,696	(8,706,979)	5,944,423

BAB, Inc.
Consolidated Statements of Cash Flows
Years Ended November 30, 1999 and 1998
and Nine Months Ended August 27, 2000 and August 31, 1999 (Unaudited)

	Years Ended		9 Months Ended
	November 30, 1999	November 30, 1998	August 27, 2000 (Unaudited)	August 31, 1999 (Unaudited)
Cash Flows from Operating Activities
Net (loss) income	$(3,464,569)	646,764	(151,064)	(417,009)
Adjustments to reconcile net (loss) income to net cash
Depreciation and amortization	1,247,868	1,180,259	718,188	952,697
Provision for store conversions	1,600,406	-	-	-
Provision for uncollectible accounts	1,043,993	124,521	-	-
Deferred revenue	-	350,000	-	-
Benefit for deferred income taxes	-	(180,000)	-	-
Gain on sale of property and equipment	-	(10,393)	-	-
(Increase) decrease in
Trade accounts receivable	(569,380)	(331,811)	(100,370)	(286,980)
National Marketing Fund contributions receivable	(124,558)	72,799	63,380	(143,359)
Inventories	4,663	45,923	100,033	(3,496)
Deferred franchise costs	18,227	58,578	-	6,640
Notes receivable	23,044	(491,003)	(315,135)	111,335
Prepaid expenses and other assets	(93,465)	386,461	42,766	(83,322)
Increase (decrease) in
Accounts payable	(94,499)	(588,927)	(330,344)	(314,413)
Accrued professional and other services	(18,238)	(12,923)	(22,498)	-
Liability for closed store expenses	(36,344)	(467,815)	(75,450)	-
Accrued liabilities	36,476	(140,192)	(345)	-
Unexpended National Marketing Fund contributions	85,758	(57,549)	55,049	252,767
Jacobs Bros. noncompete agreement	(90,000)	-	(56,000)	(63,000)
Deferred franchise fee revenue	(99,207)	(281,500)	(85,525)	(35,500)
Other	-	-	(7,906)	(25,966)
Total Adjustments	2,934,744	(343,572)	(14,157)	367,403
Net Cash (Used in) provided by Operating Activities	(529,825)	303,192	(165,221)	(49,606)
Cash Flows from Investing Activities
Purchases of property and equipment	(148,498)	(198,295)	(28,436)	(116,748)
Sale of property and equipment	101,140	33,484	361,844	-
Sale of assets held for sale	-	-	297,825	-
Purchase of trademarks	(21,892)	(75,892)	-	-
Loan disbursements	-	(13,263)	-	-
Repayments on notes receivable	247,059	138,900	304,063	-
Other	40,445	(31,029)		(12,946)
Net Cash Provided by (Used in) Investing Activities	218,254	(146,095)	935,296	(129,694)
Cash Flows from Financing Activities
Debt repayments	(330,749)	191,731	(471,985)	(378,736)
Borrowings				125,000
Other	(27,024)	(38,562)	(7,231)	(7,897)
Net Cash (Used in) Provided by Financing Activities	(357,773)	153,169	(479,216)	(261,633)

Net (Decrease) Increase in Cash and Cash Equivalents	(669,344)	310,266	290,859	(440,933)
Cash and Cash Equivalents, Beginning of Year	700,162	389,896	30,818	700,162
Cash and Cash Equivalents, End of Year	$30,818	$700,162	321,677	259,229

BAB, Inc.
Notes to Consolidated Financial Statements
Years Ended November 30, 1999 and 1998
and the Nine Months Ended August 27, 2000 (Unaudited) and August 31, 1999 (Unaudited)

NOTE 1 - BACKGROUND AND BASIS OF PRESENTATION

Background

BAB, Inc. (BAB or the Company) is a newly formed Delaware corporation, which will merge with BAB Holdings, Inc. On May 3, 2000, BAB Holdings, Inc. announced its intention to merge with Planet Zanett and spin off BAB Holdings and BAB Holdings, Inc.'s subsidiaries as an independent publicly held company. This spun off company will be named BAB, Inc. This transaction is expected to be effected through a tax-free dividend of shares of the Company to BAB Holdings, Inc. shareholders during October 2000 (the "Distribution"). The assets will be distributed and liabilities assumed at net book value. There will be no write-up or down of assets or liabilities and therefore no goodwill associated with the transfer. BAB and Planet Zanett will enter into a number of agreements to facilitate the Distribution and the transition of the Company to an independent business enterprise. Immediately following the Distribution, BAB Holdings, Inc. will no longer have an equity investment in the Company. Prior to the Distribution, BAB Holdings, Inc. will merge with BAB, Inc. Planet Zanett Corporate Incubator, Inc. (formerly known as Willow Bay Associates, LLC). A Nevada Corporation (Planet Zanett) will merge with and into PZ Acquisition, Inc., a newly formed wholly owned Delaware subsidiary of BAB, pursuant to the plan of the merger dated May 4, 2000. A dividend will be declared, consisting of all of the common stock of BAB, to the holders of BAB common stock as of the close of business on a date prior to the merger.

BAB Holdings, Inc. believes that the Distribution should be tax-free to BAB Holdings, Inc. shareholders. The Company has not received a tax ruling from the Internal Revenue Service in advance of the Distribution. Should the Distribution be challenged by the Internal Revenue Service and deemed to be taxable, the distribution could result in shareholder gains or losses. Any shareholder tax liability arising from the Distribution is the sole responsibility of the shareholder.

Basis of Presentation

Prior to the distribution, BAB, Inc. operated as BAB Holdings, Inc. BAB Holdings, Inc. is an Illinois corporation incorporated on November 25, 1992 with four wholly owned subsidiaries: BAB Operations, Inc. (Operations); BAB Systems, Inc. (Systems); Brewster's Franchise Corporation (BFC); and My Favorite Muffin Too, Inc. (MFM). Systems was incorporated on December 2, 1992, and was primarily established to franchise "Big Apple Bagels" specialty bagel retail stores. Systems has a wholly owned subsidiary, Systems Investments, Inc. (Investments), which was created to operate the first Company-owned "Big Apple Bagels" store which, until December 1995, also operated as the franchise training facility. Investments also owned a 50% interest in a joint venture which operated a franchise satellite store. During fiscal 1997, the stores operated by Investments and by the joint venture were sold and are currently operating as franchised stores. As of November 1998, Investments was dissolved and merged into the parent company, Systems. Operations was formed on August 30, 1995, primarily to operate Company-owned stores, currently "Big Apple Bagels" and "Brewster's Coffee" concept stores, including one which currently serves as the franchise training facility. BFC was established on February 15, 1996, to franchise "Brewster's Coffee" concept coffee stores. MFM, a New Jersey corporation, was acquired on May 13, 1997. MFM franchises and operates Company-owned "My Favorite Muffin" concept muffin stores. The assets of Jacobs Bros. Bagels (Jacobs Bros.) were acquired on February 1, 1999. See Note 12. The company continues to operate four stores with the Jacob Bros. name.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents

The Company classifies as cash equivalents all highly liquid investments, primarily composed of money market mutual funds, certificates of deposit and government agency notes, which are convertible to a known amount of cash and carry an insignificant risk of change in value.

Inventories

Inventories are valued at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.

Change in Fiscal Year-End

Effective with the 1999 fiscal year-end, the Company adopted a 52-53 week period ending on the Sunday closest to November 30. The 52-week fiscal year ended on November 28 for 1999. The impact of the change from fiscal year-end to a 52-53 week period upon 1998 financial statements is not material and therefore no adjustment has been made. For convenience throughout the consolidated financial statements, the Company's fiscal year-end is referred to as November 30.

Depreciation and Amortization

Leasehold improvements and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Estimated useful lives for the purposes of depreciation are: leasehold improvements - ten years or term of lease if less; machinery, equipment and fixtures - five to seven years.

The Company's intangible assets consist primarily of patents, trademarks, copyrights, organization costs, contract rights, noncompetition agreements and goodwill. Organization costs are primarily incorporation fees and legal fees associated with initial Uniform Franchise Offering Circulars related to operations and are being amortized over five years. Patents, trademarks and copyrights are being amortized over 17 years. Franchise contract rights are amortized over varying periods from 8.5 to 20 years. Goodwill recorded as a result of acquisitions is being amortized over 40 years. Other intangibles including noncompete agreements are being amortized over the terms of the agreements which is 5-6 years. Amortization expense recorded in the accompanying consolidated statements of operations for the years ended November 30, 1999 and 1998 was $344,306 and $326,089, respectively.

Stock Options

The Company uses the intrinsic method to account for stock options granted for employees and directors. No compensation expense is recognized for stock options because the exercise price of the option is at least equal to the market price of the underlying stock on the grant date. Stock options granted as consideration in purchase acquisitions have been recorded as an addition to additional paid-in capital in the accompanying balance sheet based on the fair value of such options on the date of the acquisition.

Stock Warrants

Stock warrants granted as consideration in purchase acquisitions have been recorded as an addition to additional paid-in capital in the accompanying balance sheet based on the fair value of such stock warrants on the date of the acquisition.

Revenue Recognition

Royalty fees from franchised stores represent a fee of 5% of net retail sales of franchised units. Royalty revenues are recognized on the accrual basis.

The Company recognizes franchise fee revenue upon the opening of a franchise store. Direct costs associated with the franchise sales are deferred until the franchise fee revenue is recognized. These costs include site approval, construction approval, commissions, blueprints, purchase of cash registers, and training costs.

Area development agreement revenue is recognized on a pro rata basis as each store covered by the agreement opens. At the termination of an agreement, any remaining deferred franchise and area development agreement revenue is recognized as such amounts are not refundable.

In addition to Company-operated and franchised stores, the Company acts as licensor of "Big Apple Bagels" units owned and operated primarily by Host Marriott Services (Host Marriott). Included below in "licensed units" are those units located primarily in airport and travel plazas. In fiscal 1999 and 1998, the Company opened additional units pursuant to other licensing arrangements. The Company derives a licensing fee from certain sales at these units as well as a sales commission from the sale of par-baked bagels to these units by a third-party commercial bakery.

Stores which have been opened, and unopened stores for which an agreement has been executed, or area development fees collected are as follows (see Note 4):

	November 30, 1999	November 30, 1998	August 27, 2000 (Unaudited)
Stores Opened
Company-owned	23	22	15
Franchisee-owned	177	194	171
Licensed	60	77	57
	260	293	243

Unopened stores
Franchise agreement	10	15	7
Area development agreement	8	19	3
	18	34	10

	278	327	253

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense was $193,364 and $331,004 in 1999 and 1998, respectively, and $204,318 for the nine months ended August 27, 2000. Included in advertising expense was $55,019 and $53,593 in 1999 and 1998, respectively, and $22,192 for the nine months ended August 27, 2000, related to the Company's franchise operations.

Fair Value of Financial Instruments

The Company evaluates its various financial instruments based on current market interest, rates relative to stated interest rates, length to maturity, and the existence of a readily determinable market price. Based on the Company's analysis, the fair value of financial instruments recorded on the consolidated balance sheet as of November 30, 1999 and 1998, approximates their carrying value.

Comprehensive Income (Loss)

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which established standards for the reporting and display of comprehensive income (loss) and its components in the financial statements. Components of comprehensive income (loss) include amounts that, under SFAS No. 130, are included in the comprehensive income (loss) but are excluded from net income (loss). There were no differences between the Company's net (loss) income and comprehensive (loss) income.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instrument and Hedging Activities." SFAS No. 133 is effective for the fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair market value. Changes in the fair value of derivatives are recorded each period in the current earnings or other comprehensive income (loss) depending on whether a derivative is designed as part of a hedge transaction and, if so, the type of hedge transaction involved. The Company does not expect that adoption of SFAS No. 133 will have a material impact on its consolidated financial position or results of operation, as the Company does not currently hold any derivative financial instruments.

Interim Financial Data (Unaudited)

The financial information presented as of August 27, 2000 and for each of the three and nine month periods ended August 27, 2000 and August 31, 1999 is unaudited. In the opinion of management, this financial information reflects all adjustments necessary for a fair presentation of the financial information for such periods. These adjustments consist of normal, recurring items. The results of operations for the nine months ended August 27, 2000 are not necessarily indicative of the results that may be expected for the full year ending November 26, 2000.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain 1998 amounts have been reclassified to reflect the 1999 presentation.

NOTE 3 - RESTRICTED CASH

Systems and MFM have established the National Marketing Fund (Fund). Certain franchisees and Company-owned stores are required to contribute to the Fund based on their net sales and in turn are reimbursed for a portion of media advertising placed in their local markets up to a maximum equal to the amount they contributed. As of November 30, 1999 and 1998, the Fund's cash balance was $21,946 and $218,646, respectively. As of August 27, 2000, the fund's cash balance was $216,775.

NOTE 4 - SPECIAL CHARGE

During the fourth quarter of 1999, the Company made the decision to refranchise certain Company-owned stores, in order to concentrate on franchising and marketing and building equity in the branding of its trademarked names and products. The Company-owned stores, which were to be converted to franchised units were written down to fair value based upon actual selling prices or, if not sold prior to year-end, upon management's judgment based upon the previous sale of such assets. Management's judgment is inherent in the estimated fair value determinations and, accordingly, actual results could vary significantly from such estimates. The estimated fair value of the remaining assets to be sold, totaled $1,323,736 and $1,025,911, was recorded as a current asset as of November 30, 1999 and August 27, 2000, respectively.

The actual and planned conversions resulted in a pre-tax loss of $1,600,406 during the fourth quarter of 1999. As of August 27, 2000, $93,270 of the charge, primarily for severance and lease termination costs, remains as a liability for store conversions. A summary of the special charge is presented below:

Loss associated with actual and expected conversion of stores to franchises	$1,236,568
Severance, lease termination and other costs	250,713
Write-off of Canadian franchise rights	113,125

In addition, the Company reserved or wrote off approximately $1,044,000 of accounts and notes receivable during 1999. This additional reserve primarily resulted from store closings of franchisees.

The negative special charge in 1998 of $107,699 resulted from the overaccrual in 1997 for store closing costs.

NOTE 5 - INCOME TAXES

The reconciliation of the income tax (benefit) provision computed at the federal statutory rate of 34% and the benefit for income taxes is as follows:

	Years Ended		Nine Months Ended
	November 30, 1999	November 30, 1998	August 27, 2000 (Unaudited)
Income tax (benefit) provision computed at federal statutory rate	$(918,743)	$ 164,153	$(51,110)
State income taxes (benefit) provision, net of federal tax benefit	(127,753)	23,261	(8,352)
Other adjustments	3,100	16,781	45,323
Change in valuation allowance	1,043,396	(368,156)	14,139

Benefit for Income Taxes	$ -	$ (163,961)	$ -

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

	Years Ended		Nine Months Ended
	November 30, 1999	November 30, 1998	August 27, 2000 (Unaudited)
Franchise fee revenue	100,926	20,638	69,669
Franchise costs	61,620	52,745	61,620
National Marketing Fund net contributions	7,960	71,737	59,651
Allowance for uncollectible accounts	460,485	129,125	426,741
Notes receivable	(72,325)	-	(72,325)
Net operating loss carryforwards	2,529,506	1,672,245	2,528,677
Valuation allowance	(2,558,167)	(1,514,771)	(2,544,028)
Total Deferred Assets	530,005	431,719	530,005

Depreciation	(350,005)	(249,263)	(350,005)
Other	-	(2,456)	-

Total Deferred Liabilities	(350,005)	(251,719)	(350,005)

	$ 180,000	$ 180,000	$ 180,000

As of November 30, 1999, the Company has cumulative net operating loss carryforwards expiring between 2008 and 2014 for U.S. federal income tax purposes of $6,516,323. The net operating loss carryforwards are subject to limitation in any given year as a result of the Company's initial public offering and may be further limited if certain other events occur. A valuation allowance has been established for $2,558,167 of the deferred tax benefit related to those loss carryforwards and other deferred tax assets for which it is considered more likely than not that the benefit will not be realized.

NOTE 6 - LONG-TERM OBLIGATIONS

Long-term debt consisted of the following:

	November 30, 1999	November 30, 1998	August 27, 2000 (Unaudited)
Secured line of credit payable to bank	1,657,493	1,877,465	1,278,494
Capital lease obligations	7,232	17,303	-
Secured note payable, principal payments due monthly at an interest rate of 11.3%	1,409,224	-	1,316,239
	3,073,949	1,894,768	2,594,733
Less: current portion	(1,818,087)	(134,814)	(181,527)
Long-term debt, net of current portion	1,255,862	1,759,954	2,413,206

The Company had a secured $1.75 million line-of-credit facility (Line) with a bank which expired December 31, 1999. Maximum borrowing under the Line was limited to 80% of accounts receivable under 90 days and 40% of original cost of equipment, furniture and fixtures. Interest was payable monthly at prime plus 1% (9.25% as of November 30, 1999), with principal due upon maturity on December 31, 1999. As of November 30, 1999, the Company had borrowed $1,657,493 on the Line.

In December 1999, the Company entered into a new bank credit facility for $1.5 million. This new credit line is secured by substantially all of the assets of the Company, excluding those acquired through the Jacobs Bros. acquisition, and requires, among other things, that the Company maintain minimum net worth of $5 million and maintain a compensating cash balance of $250,000. Maximum borrowing terms under the Line are identical to the previously expired agreement. The interest rate on this new line of credit is prime plus 4%. The new line expires on November 2, 2000, however, it is management's expectation that this agreement will be renewed by the bank or that a similar arrangement with another lender will be concluded.

As of November 30, 1999, annual maturities on long-term obligations are due as follows:

Year Ending November 30:
2000	$ 1,818,087
2001	180,363
2002	199,427
2003	222,763
2004	247,052
Thereafter	406,257

$ 3,073,949

In June 1999, the Company obtained an amortizing loan in the amount of $170,000 from a finance company. Proceeds were used to purchase two stores from a franchisee in Wisconsin.

In February 1999, the Company obtained a series of amortizing loans in the amount of $1,350,000 from a finance company. Loan proceeds of $950,000 were used to purchase certain assets of Jacobs Bros. Bagels. Approximately $280,000 was used to purchase equipment and fund remodeling required on the units acquired in the purchase. An additional $120,000 was used to purchase the assets of a former franchisee.

In February 1997, Systems entered into an agreement with a finance company to provide financing to qualifying franchisees for the purpose of adding second or subsequent units. The program is administered by the finance company; however, Systems has the final right of approval over individual applicants. Systems has provided a guarantee of borrowings up to a maximum of 10% of the total amount financed in each 12-month period under the program. As of November 30, 1999, $420,000 has been advanced to franchises under this program.

Interest paid for the years ended November 30, 1999 and 1998 was $292,457 and $202,312, respectively.

NOTE 7 - LEASE COMMITMENTS

The Company rents its office and Company-owned store facilities under leases which require it to pay real estate taxes, insurance and general repairs and maintenance on these leased facilities. Rent expense for the years ended November 30, 1999 and 1998 was $1,277,463 and $936,895, including contingent rental expense of $0 and $41,646, less sublease income of $259,577 and $106,606, respectively. As of November 30, 1999, future minimum annual rental commitments under leases, net of sublease income of $170,073 in 2000, $80,790 in 2001, $83,542 in 2002, $86,384 in 2003, and $148,584 in 2004 are as follows:

Year Ending November 30:
2000	$ 1,011,776
2001	978,325
2002	808,090
2003	814,345
2004	559,559
Thereafter	402,642

$ 4,574,737

NOTE 8 - NONCASH TRANSACTIONS

In February 1999, the Company acquired certain assets of Jacobs Bros. Bagels (Jacob Bros.) See Note 12. The company financed this acquisition with a lender in the amount of $950,000. Also the company issued common stock in the amount of $140,000 and warrants valued at $200,000 in connection with this acquisition. The company also accrued $210,000 for the noncompete agreement.

In 1999, the company acquired two stores from a franchisee for forgiveness of outstanding royalty fees and national marketing fund receivables in the amount of $171,371. The company also assumed liabilities in the amount of $170,000.

In 1999, the company acquired assets and assumed liabilities from a franchisee in the amount of $119,500.

In January 1998, the Company sold the assets of one Company-owned store to a franchisee in exchange for approximately $30,000 in cash and a note receivable for $177,000. The note bears interest at a rate of 8.5% and interest payments were made through August 1998. Thereafter, monthly payments of principal and interest are due until March 1, 2003 when the entire unpaid balance of principal and interest is due in full.

In November 1998, the Company acquired from a franchisee its option to purchase the Company's 16,667 shares of common stock which had been issued in a previous acquisition. In exchange, the Company canceled a total of $35,000 of royalties and other receivables owed to its subsidiaries by the franchisee.

NOTE 9 - STOCKHOLDERS' EQUITY

During fiscal 1999, holders elected to convert 60,000 shares of Preferred Stock plus dividends accrued thereon into 818,491 shares of common stock. During fiscal 1998, holders elected to convert 18,710 shares of Preferred Stock plus dividends accrued thereon into 112,229 shares of common stock. The common shares issued upon conversion include shares issued in payment of preferred dividends on 10,306 shares of Preferred Stock. The Company elected to pay accrued dividends in cash of approximately $20,000 upon conversion of the remaining 8,404 shares of Preferred Stock.

Preferred dividends of $123,780 and $147,864 accumulated during fiscal years 1999 and 1998, respectively.

On December 10, 1999, subsequent to a favorable vote by stockholders, the Company effected a 1:6 reverse split of the outstanding shares of common stock. Accordingly, all data shown in the accompanying consolidated financial statements and notes has been retroactively adjusted to reflect the reverse split.

NOTE 10 - EARNINGS PER SHARE

The computation of basic and diluted (loss) earnings per share is as follows:

	Years Ended		Nine Months Ended
	November 30, 1999	November 30, 1998	August 27, 2000 (Unaudited)
Numerator:
Net (loss) income	(3,464,569)	646,764	(151,064)
Preferred stock dividend accumulated	(123,780)	(147,864)	-
Numerator for basic (loss) earnings per share - (loss) income attributable to common stockholders	(3,588,349)	498,900	(151,064)

Effect of dilutive securities:
Preferred stock dividend accumulated	123,780	147,864	-
Numerator for diluted (loss) earnings per share - (loss) income attributable to common stockholders	(3,464,569)	646,764	(151,064)

Denominator:
Denominator for basic (loss) earnings per share - weighted average shares	1,496,323	1,350,180	2,237,557
Effect of dilutive securities:
Convertible preferred stock	-	401,193	-
Denominator for diluted (loss) earnings per share- weighted average shares	1,496,323	1,751,373	2,237,557

Basic and diluted (loss) earnings per share	(2.32)	0.37	(0.07)

The exercise of options and warrants outstanding during the years ended November 30, 1999 and 1998 and the conversion of convertible securities outstanding during the year ended November 30, 1998 is not assumed as the result is antidilutive to the reported loss per share.

NOTE 11 - STOCK OPTIONS PLANS

On April 27, 1999, the Company adopted and received stockholder approval to amend the 1995 Long-Term Incentive and Stock Option Plan (the Incentive Plan), which permits the issuance of options, stock appreciation rights, and restricted stock awards to employees and nonemployee officers, directors, and agents of the Company. The Incentive Plan reserves 165,833 shares of common stock (as adjusted for a 1:6 reverse split in 1999) for grant and provides that the term of each award be determined by the Board or a committee of the Board. Under the terms of the Incentive Plan, options granted may be either nonqualified or incentive stock options. Incentive stock options must be exercisable at not less than the fair market value of a share on the date of grant (110% of fair market value if the options are owned by a 10% or greater stockholder) and may be granted only to employees. The Incentive Plan will terminate on September 19, 2005, unless terminated sooner by action of the Board.

Options are exercisable for a period of up to ten years from the respective exercise date. Options issued terminate immediately following an optionee's termination of employment or, in some circumstances, one to three months after termination or up to 12 months in the case of the death of the employee.

Additionally, on April 27, 1999, the Company adopted and received stockholder approval to amend the 1995 Outside Directors Stock Option Plan (the Directors Plan), which permits the issuance of nonqualified options to nonemployee members of the Board.

The Directors Plan reserves 17,500 shares of common stock for grant. The Directors Plan provides for a grant of options to purchase 333 shares upon initial election to the Board and for annual grants thereafter, upon reelection, of options to purchase 833 shares.

Options granted are immediately exercisable for a period of ten years from the date of grant at an exercise price per share equal to the fair market value of a share on the date of grant. Upon termination of the directorship, the options remain exercisable for periods of varying lengths based on the nature of the option and the reason for termination. The Directors Plan will terminate on September 19, 2005, unless terminated sooner by action of the Board.

Activity under the Incentive Plan and Directors Plan during the two years ended November 30, 1999, is as follows:

	Number of Shares	Weighted-Average Option Price Per Share
Outstanding as of November 30, 1997	49,667	$37.50
Granted	25,239	7.92
Exercised	-	-
Canceled	(4,330)	12.72

Outstanding as of November 30, 1998	70,576	28.46
Granted	18,914	5.80
Exercised	-	-
Canceled	(8,424)	24.26

Outstanding as of November 30, 1999	81,066	23.61
Granted	-	-
Exercised	-	-
Canceled	(3,418)	27.81

Outstanding as of August 27, 2000 (Unaudited)	77,648	23.40

The Company has adopted the disclosure-only provisions of Financial Accounting Standards Board Statement No. 123, "Accounting and Disclosure of Stock-Based Compensation" (SFAS No.123). Accordingly, no employee compensation expense has been recognized for the Incentive Plan or for the Directors Plan. Had employee compensation expense for the Company's plan been determined based on the fair value at the grant date for awards in fiscal years 1999 and 1998 consistent with provisions of SFAS No. 123, the Company's net (loss) income and net (loss) income per share would have been as follows:

	Years Ended
	November 30, 1999	November 30, 1998
Net (loss) income attributable to common stockholders:
As reported	(3,588,349)	498,900
Pro forma	(3,811,986)	89,973

Basic (loss) income per share:
As reported	(2.32)	0.37
Pro forma	(2.54)	0.06

Diluted (loss) income per share:
As reported	(2.32)	0.37
Pro forma	(2.54)	0.06

Information on options outstanding under the Incentive Plan and the Directors Plan as of November 30, 1999, is as follows:

Range of Exercise Price	Number of Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 4.02-$ 6.00	30,910	4.43	$5.03
$12.00-$16.50	8,325	4.67	$13.09
$ 25.00-$29.00	2,250	6.28	$26.33
$ 38.00-$42.50	39,581	3.98	$40.08

Information on options outstanding under the Incentive Plan and the Directors Plan as of August 27, 2000 (unaudited), is as follows:

Range of Exercise Price	Number of Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 1.00-$ 1.99	32,990	5.56	$1.28
$ 2.00-$4.99	6,160	4.82	$2.11
$ 4.00-$7.01	38,498	4.82	$6.63

See Note 12 for disclosures regarding stock warrants.

NOTE 12 - BUSINESS COMBINATIONS

During 1999, the Company acquired and sold several stores. Stores purchased are operated as Company-owned units for a period of time prior to the ultimate resale as a franchised unit.

On February 1, 1999, the Company purchased certain assets of a related group of entities doing business as Jacobs Bros. Bagels (Jacobs Bros.), a chain operating retail bagel stores in the Chicago, Illinois area. The assets acquired include eight retail locations and a central commissary facility in exchange for $950,000 in cash and warrants to acquire 83,333 shares of the Company's common stock. The warrants provide for the purchase of 45,833 shares and 37,500 shares of common stock at an exercise price of $7.50 and $9.00 per share, respectively. The warrants are first exercisable on February 1, 2000 and expire on January 31, 2006. None of the warrants were exercised as of February 3, 2000. Further, the Company entered into noncompetition agreements with two principals of Jacobs Bros. totaling $210,000 to be paid over varying periods. Finally, the Company issued 26,666 shares of the Company's common stock to the investment banker for services in connection with the acquisition, valued at $140,000.

NOTE 13 - SEGMENT INFORMATION

In the fourth quarter of 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement supercedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. This statement requires disclosure of certain information by reportable segment, geographic area and major customer. As a result, the Company will separately report information on the following two operating segments: company store operations and franchise operations. In determining the operating income of each segment, certain general and corporate expenses are not allocated to operating segments.

	Net Revenues			Operating (Loss) Income
	Years Ended		Nine Months	Years Ended		Nine Months
	November 30, 1999	November 30, 1998	August 27, 2000 (Unaudited)	November 30, 1999	November 30, 1998	August 27, 2000 (Unaudited)
Company Store Operations	$11,361,084	$10,266,978	$7,583,226	$(1,395,447)	$(712,708)	$(534,507)
Franchise Operations	3,579,817	4,282,262	2,681,933	244,522	1,834,652	1,052,320
Total Ongoing Business	14,940,901	14,549,240	10,265,159	(1,150,925)	1,121,944	517,813
Less: Special Charges				1,600,406	-	-
Corporate Expenses				574,538	552,767	467,455
Interest Expense, Net of Interest Income				138,700	86,374	201,422
(Loss) Income before Income Taxes				(3,464,569)	482,803	(151,064)
Benefit for Income Taxes				-	(163,961)	-
Net (Loss) Income				(3,464,569)	646,764	(151,064)
Operating Segment Data
	Identifiable Assets	Capital Expenditures	Depreciation and Amortization
Year ended November 30,1999
Company Store Operations	$8,564,951	$122,148	$982,742
Franchise Operations	3,452,087	26,350	265,126
	12,017,038	148,498	1,247,868
Year ended November 30,1998
Company Store Operations	8,886,927	135,315	906,087
Franchise Operations	4,219,231	62,980	274,172
	13,106,158	198,295	1,180,259
Year ended August 27, 2000 (Unaudited)
Company Store Operations	6,485,205	28,436	556,960
Franchise Operations	4,130,441	-	161,228
	10,615,646	28,436	718,188
Reconciliation to Total Assets as Reported
	November 30, 1999	November 30, 1998	August 27, 2000 (Unaudited)
Assets
Total reportable segments - Identifiable assets	$12,017,038	$13,106,158	$10,615,646

Unallocated amounts
Cash	30,818	700,162	321,677
Prepaid expenses and other current assets	276,717	206,952	233,951
Other	530,005	431,719	530,005
Total Consolidated Assets	12,854,578	14,444,991	11,701,279

Prior period amounts have been restated in accordance with SFAS No. 131. There were no sales to any individual customer during any of the years in the two-year period ended November 30, 1999 that represented 10% or more of net sales.

EXHIBITS

EXHIBIT 2.1 - Certificate of Incorporation

CERTIFICATE OF INCORPORATION
OF
BAB, Inc.

The undersigned, a natural person, for the purpose of organizing a corporation under the laws of the State of Delaware, makes, files and records this Certificate of Incorporation, and hereby certifies that:

I.

The name of the corporation is BAB, Inc.

II.

The address of the registered office of the corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle. The name of the registered agent of the corporation at that address is The Corporation Trust Company.

III.

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

IV.

The total number of shares of all classes of stock that the Corporation shall have the authority to issue is 20,000,000 shares, consisting of:

(a) 15,000,000 shares of Common Stock, par value $0.001 per share;

(b) 5,000,000 shares of Preferred Stock, par value $0.001 per share.

The board of directors is authorized, subject to limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, voting, powers, preferences and rights of the shares or each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the certificate or certificates establishing any series of Preferred Stock.

V.

The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, and the directors need not be elected by written ballot unless required by the bylaws of the corporation.

VI.

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to make, amend and repeal the bylaws.

VII.

The corporation reserves the right to alter, amend or repeal any provision contained in this Certificate of Incorporation in the manner now or hereinafter prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

VIII.

A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the filing of the Certificate of Incorporation of which this article is a part to authorize corporate action further eliminating or limiting the personal liability of the directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

IX.

The incorporator is Michael K. Murtaugh, whose mailing address is c/o BAB Holdings, Inc., 8501 W. Higgins Road, Suite 320, Chicago, IL 60631. Upon filing of this Certificate of Incorporation, the powers of the incorporator shall terminate and all powers of governance of the corporation shall be vested in the persons named in Article X as the initial members of the Board of Directors.

X.

The initial members of the Board of Directors, who shall serve until the first annual meeting of stockholders, are:

Name	Address
Michael W. Evans	8501 W. Higgins Road Chicago, IL 60631
Michael K. Murtaugh	8501 W. Higgins Road Chicago, IL 60631
David L. Epstein	9700 Higgins Road, Suite 630 Rosemont, IL 60018
Robert B. Nagel	516 Elder Drive Winnetka, IL 60093

IN WITNESS WHEREOF, this Certificate has been subscribed this 28th day of August, 2000, by the undersigned, who affirms that the statements made herein are true and correct.

Michael K. Murtaugh, Incorporator

EXHIBIT 2.2 - Bylaws of BAB, Inc.
BYLAWS
OF
BAB, Inc.

ARTICLE I
OFFICES

Section 1.01 Registered Office. The registered office of BAB, Inc. (hereinafter called the "Corporation"), in the State of Delaware shall be at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware. The name of the registered agent in charge thereof shall be The Corporation Trust Company.

Section 1.02 Other Offices. The Corporation may also have an office or offices at such other place or places either within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II
SEAL

Section 2.01 Corporate Seal. The Board may provide a corporate seal, which shall be in the form of a circle and shall bear the full name of the Corporation and the word "Delaware" and figures representing the year of its incorporation. The use of the seal by the Corporation on a document is not necessary and the use or nonuse of the corporate seal does not affect the validity, recordability or enforceability of a document or act.

ARTICLE III
STOCKHOLDERS

Section 3.1 Place of Meeting. Each meeting of the stockholders of the Corporation shall be held at such place either within or without the State of Delaware as shall be fixed by the Board of Directors and specified in the respective notices or waivers of notice of said meeting.

Section 3.2 Annual Meetings. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such place, date and hour as shall be designated in the notice thereof.

Section 3.3 Special Meetings. A special meeting of the stockholders for any purpose may be called at any time by order of the Board of Directors, the Chairman of the Board or the President, unless otherwise prescribed by statute or by the Certificate of Incorporation.

Section 3.4 Notice of Annual and Special Meetings. Written notice of the annual and any special meetings of stockholders, stating the place, date and hour of the meeting, and, for special meetings, the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting, either personally or by mail, not less than ten (10), nor more than sixty (60) days before the date of the meeting.

When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 3.05 Quorum. At any meeting of the stockholders, the holders of a majority of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. Where a separate vote by a class or classes is required, a majority of the shares of such class or classes present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date, or time.

Section 3.06 Organization. Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer of the Corporation or, in his or her absence, such person as may be chosen by the holders of a majority such person as of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. The secretary of the meeting shall be the secretary of the Corporation, or, in the absence of the secretary of the Corporation, such person as the chairman appoints.

Section 3.07 Conduct of Business. The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

Section 3.08 Proxies and Voting. At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

All voting, including on the election of directors but excepting where otherwise required by law, may be by a voice vote; provided, however, that upon demand therefore by a stockholder entitled to vote or by his or her proxy, a vote by written ballots shall be taken, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. The Corporation may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability. Every vote taken by ballots shall be counted by an inspector or inspectors appointed by the chairman of the meeting.

Section 3.09 Required Vote. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by express provision of statute or by the Certificate of Incorporation or these Bylaws, a different vote is required, in which case such express provisions shall govern and control the decision of such question.

Section 3.10 Consent of Stockholders in Lieu of Meeting. Any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the date of the earliest dated consent delivered to the Corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner prescribed in the first paragraph of this Section.

ARTICLE IV
BOARD OF DIRECTORS

Section 4.01 Number and Term of Office. The number of directors who shall constitute the whole Board shall be four or such greater or lesser number as the stockholders shall from time to time have designated, at either a regular or special meeting; provided that the Board may increase the number of members by one during any period between annual meetings of the stockholders at which directors are elected. Each director shall be elected for a term of one year and until his or her successor is elected and qualified, except as otherwise provided herein or required by law.

Any decrease in the authorized number of directors shall not become effective until the expiration of the term of the directors then in office unless, at the time of such decrease, there shall be vacancies on the board which are being eliminated by the decrease.

Section 4.02 Vacancies. If the office of any director becomes vacant by reason of death, resignation, disqualification, removal or other cause, a majority of the directors remaining in office, although less than a quorum, may elect a successor for the unexpired term and until his or her successor is elected and qualified.

Section 4.03 Regular Meetings. Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.

Section 4.04 Special Meetings. Special meetings of the Board of Directors may be called by one-third (1/3) of the directors then in office (rounded up to the nearest whole number) or by the chief executive officer and shall be held at such place, on such date, and at such time as they or he or she shall fix. Notice of the place, date, and time of each such special meeting shall be given each director by whom it is not waived by mailing written notice not less than five (5) days before the meeting or by telegraphing or telexing or by facsimile transmission of the same not less than forty-eight (48) hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 4.05 Quorum. At any meeting of the Board of Directors, a majority of the total number of the directors in office at the time shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date, or time, without further notice or waiver thereof.

Section 4.06 Participation in Meetings By Conference Telephone. Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

Section 4.07 Conduct of Business. At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided herein or required by law.

Section 4.08 Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board of Directors of such committee.

Section 4.09 Compensation of Directors. Each director, in consideration of his serving as such, shall be entitled to receive from the Corporation such compensation as the Board of Directors shall from time to time determine. The Board of Directors may likewise provide that the Corporation shall reimburse each director or member of a committee for any expenses incurred by him on account of his attendance at any such meeting. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving proper compensation therefor.

ARTICLE V
COMMITTEES

Section 5.01 Committees of the Board of Directors. The Board of Directors may from time to time designate committees of the Board, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

Section 5.02 Conduct of Business. Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings; one-half (1/2) of the members shall constitute a quorum unless the committee shall consist of one (1) or two (2) members, in which event one (1) member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of such committee.

ARTICLE VI
OFFICERS

Section 6.01 Generally. The officers of the Corporation shall consist of a President, one or more Vice Presidents, a Secretary, a Treasurer and such other officers as may from time to time be appointed by the Board of Directors. Officers shall be elected by the Board of Directors, which shall consider that subject at its first meeting after every annual meeting of stockholders. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any number of offices may be held by the same person.

Section 6.02 President. The President shall be the chief executive officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, he or she shall have the responsibility for the general management and control of the business and affairs of the Corporation and shall perform all duties and have all powers which are commonly incident to the office of chief executive or which are delegated to him or her by the Board of Directors. He or she shall have power to sign all stock certificates, contracts and other instruments of the Corporation which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the Corporation.

Section 6.03 Vice President. Each Vice President shall have such powers and duties as may be delegated to him or her by the Board of Directors. One (1) Vice President shall be designated by the Board to perform the duties and exercise the powers of the President in the event of the President's absence or disability.

Section 6.04 Treasurer. The Treasurer shall have the responsibility for maintaining the financial records of the Corporation. He or she shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions and of the financial condition of the Corporation. The Treasurer shall also perform such other duties as the Board of Directors may from time to time prescribe.

Section 6.05 Secretary. The Secretary shall issue all authorized notices for, and shall keep minutes of, all meetings of the stockholders and the Board of Directors. He or she shall have charge of the corporate books and shall perform such other duties as the Board of Directors may from time to time prescribe.

Section 6.06 Chairman of the Board. The Chairman of the Board, if elected, shall preside at all meetings of the stockholders and of the Board of Directors and shall perform such other duties and have such responsibilities as the Board of Directors may from time to time determine.

Section 6.07 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 6.08 Removal. Any officer of the Corporation may be removed at any time, with or without cause, by the Board of Directors.

Section 6.09 Action with Respect to Securities of Other Corporations. Unless otherwise directed by the Board of Directors, the President or any officer of the Corporation authorized by the President shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE VII
STOCK

Section 7.01 Certificates of Stock. Each stockholder shall be entitled to a certificate signed by, or in the name of the Corporation by, the President or a Vice President, and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certifying the number of shares owned by him or her. Any or all of the signatures on the certificate may be by facsimile.

Section 7.02 Transfers of Stock. Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation. Except where a certificate is issued in accordance with Section 7.04 of these Bylaws, an outstanding certificate for the number of shares involved shall be surrendered for cancellation before a new certificate is issued therefor.

Section 7.03 Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of any meeting of stockholders, nor more than sixty (60) days prior to the time for such other action as herein before described; provided, however, that if no record date for determining stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and, for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board of Directors adopts a resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall be not more than ten (10) days after the date upon which the resolution fixing the record date is adopted. If no record date has been fixed by the Board of Directors and no prior action by the Board of Directors is required by the Delaware General Corporation Law, the record date shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in the manner prescribed by Section 3.10 hereof. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the Delaware General Corporation Law with respect to the proposed action by written consent of the stockholders, the record date for determining stockholders entitled to consent to corporate action in writing shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

Section 7.04 Lost, Stolen or Destroyed Certificates. In the event of the loss, theft or destruction of any certificate of stock, another may be issued in its place pursuant to such regulations as the Board of Directors may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

Section 7.05 Regulations. The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VIII
NOTICES

Section 8.01 Notices. Except as otherwise specifically provided herein or required by law, all notices required to be given to any stockholder, director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by pre-paid telegram or mailgram. Any such notice shall be addressed to such stockholder, director, office, employee or agent at his or her last known address as the same appears on the books of the Corporation. The time when such notice is received, if hand delivered, or dispatched, if delivered through the mails or by telegram or mailgram, shall be the time of the giving of the notice.

Section 8.02 Waivers. A written waiver of any notice, signed by a stockholder, director, officer, employee or agent, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such stockholder, director, officer, employee or agent. Neither the business nor the purpose of any meeting need be specified in such a waiver.

ARTICLE IX
MISCELLANEOUS

Section 9.01 Facsimile Signatures. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

Section 9.02 Reliance upon Books, Reports and Records. Each director, each member of any committee designated by the Board of Directors, and each officer of the Corporation shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees or committees of the Board of Directors so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 9.03 Fiscal Year. The fiscal year of the Corporation shall be as fixed by the Board of Directors.

Section 9.04 Time Periods. In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE X
INDEMNIFICATION OF DIRECTORS AND OFFICER

Section 10.01 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 10.03 hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

Section 10.02 Right to Advancement of Expenses. The right to indemnification conferred in Section 10.01 shall include the right to be paid by the Corporation the expenses (including attorney's fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 10.02 or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections 10.01 and 10.02 hereof shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 10.03 Right of Indemnitee to Bring Suit. If a claim under Sections 10.01 or 10.02 is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also to the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this ARTICLE X or otherwise shall be on the Corporation.

Section 10.04 Non-Exclusivity of Rights. The right to indemnification and to the advancement of expenses conferred in this ARTICLE X shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, Bylaws, agreement, vote of stockholder or disinterested directors or otherwise.

Section 10.05 Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Section 10.06 Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

ARTICLE XI
AMENDMENTS

These Bylaws may be amended or repealed by the Board of Directors at any meeting or by the stockholders at any meeting.

Approved and adopted by the Board of Directors of BAB, Inc. effective August 28, 2000.

/s/ Michael K. Murtaugh
Secretary